Exhibit 2.1

ASSET PURCHASE AGREEMENT
by and among
OCEAN BEACH CLUB, LLC,

GOLD KEY RESORTS, LLC,

PROFESSIONAL HOSPITALITY RESOURCES, INC.,

VACATION RENTALS, LLC,
RESORT PROMOTIONS, INC.
and
DIAMOND RESORTS CORPORATION

Dated: August 14, 2015

i

ii

iii

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of August 14, 2015, by and among Ocean Beach Club, LLC, a Virginia limited liability company (“OBC”), Gold Key Resorts, LLC, a Virginia limited liability company (“Gold Key”), Professional Hospitality Resources, Inc., a Virginia corporation (“PHR”), Vacation Rentals, LLC, a Virginia limited liability company (“Vacation Rentals”), and Resort Promotions, Inc., a Virginia corporation (“RPI”) (“RPI” and, together with OBC, Gold Key, PHR and Vacation Rentals, the “Sellers”), Diamond Resorts Corporation, a Maryland corporation (the “Buyer”). OBC, Gold Key and Vacation Rentals are referred to herein as the “Business Sellers.”
RECITALS:
A.    OBC and Gold Key are engaged in the business of owning, developing, marketing, selling and operating timeshare resorts in Virginia and North Carolina (the “Business”). PHR is engaged in the business of providing property management services in connection with timeshare resorts and other hotels and resorts, and Vacation Rentals is engaged in the business of providing rental management services in connection with timeshare resorts and other hotels and resorts.
B.    On the terms and subject to the conditions set forth in this Agreement, the Buyer desires to acquire from the Sellers, and the Sellers desire to transfer to the Buyer, certain assets and liabilities of the Sellers as set forth herein.
AGREEMENTS:
In consideration of the promises, representations and warranties and mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS

Section 1.1    Asset Purchase. At the Closing and upon the terms and subject to the conditions contained herein, each of the Business Sellers shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase, acquire and accept from each Business Seller, all right, title and interest in and to all property and assets (other than the Excluded Assets) of such Business Seller that are used or held for use in the conduct of the Business (collectively, the “Business Assets”), free and clear of all Liens (other than Permitted Liens), wherever located and whether or not said Business Assets appear or are reflected upon the books and records of such Business Seller, which Business Assets shall include the following:

(a)all work in process, processed or finished goods, raw material and other items of inventory or goods held for sale;
(b)all machinery, equipment, vehicles, furniture, fixtures, leasehold improvements, computer and computer-related equipment (including servers), tools, parts, supplies and other personal property;
(c)all rights that the Business Sellers may have under any and all Contracts, including any Property Management Agreements, Declarations and Rental Agency Appointment Agreements to which any Business Seller is a party (the “Assumed Business Contracts”);
(d)all Intellectual Property, including all goodwill associated therewith and the right to prosecute and recover damages for any past, present or future violations of the foregoing;
(e)all computer and information technology systems (including any Software or hardware used in connection therewith);
(f)all telephone numbers, fax numbers, email addresses, directory listings, advertising, business forms, files, documents and books and records, in each case, relating to the other Business Assets, including, customer lists, customer prospect lists, customer addresses, delivery schedules, supplier lists, mailing lists, promotional materials and purchasing materials;
(g)all rights of the Business Sellers in and to all internet domain names (whether in use or not) and social media account registrations, and any and all goodwill associated therewith and all of the Business Sellers’ rights in the content at the websites and social media sites located at or associated with of such domain names or social media account registrations;
(h)forms, advertising material, and sales and marketing files, including current promotion copy and promotion copy data bases, web images, web copy and marketing materials;
(i)all rights of any Business Seller in and to the Licenses and Permits relating to the Business;
(j)all causes of action, claims, warranties, guarantees, refunds, rights of recovery and set off of every kind and character, including rights and claims against suppliers and customers and insurance claims (other than those relating solely to Excluded Assets or Excluded Liabilities);

(k)all rights under warranties, indemnities and similar rights against third parties (other than those relating to Excluded Assets);
(l)the amount of, and any and all rights to, any insurance proceeds received by any Business Seller after the date hereof in respect of any loss, destruction or condemnation of any Business Assets occurring prior to or after the Closing or relating to any Assumed Liabilities;
(m)all interests in any real property, including the Resorts, any Timeshare Interests owned by any Business Seller, the Ground Lease Property and the 25th Street Project; provided, however, that, upon the written request of the Buyer prior to Closing, the Business Sellers shall terminate the 25th Street Project and Contracts related thereto and any Liabilities resulting from the 25th Street Project or the termination thereof shall be Excluded Liabilities;
(n)all current assets of the Business Sellers set forth on Schedule 1.1(n) (the “Current Assets”); and
(o)the Business as a going concern and all goodwill associated with the Business (including elements of goodwill, such as the workforce in place, covenants not to compete, patents and trademarks).

At the Closing and upon the terms and subject to the conditions contained herein, PHR shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase, acquire and accept from PHR, all right, title and interest in and to all Property Management Agreements that PHR is a party (the “PHR Management Contracts”), free and clear of all Liens (other than Permitted Liens).
Section 1.2    Excluded Assets. Notwithstanding anything to the contrary herein, the following properties and assets of the Sellers, and any rights incidental or related thereto, shall be retained by the Sellers following the Closing and are expressly excluded from the purchase and sale contemplated by this Agreement (collectively, the “Excluded Assets”):

(a)all of the properties and assets, and any rights incidental or related thereto, of (i) PHR other than the PHR Management Contracts, and (ii) GKR-A;
(b)the formal limited liability company and corporate records, including organizational documents, qualifications to conduct business as a foreign entity, minute books and other records having exclusively to do with the organization of the Sellers and taxpayer and other identification numbers, along with any books and records that are solely related to the Excluded Assets and the Excluded Liabilities;
(c)the Sellers’ rights pursuant to or under this Agreement and the Transaction Documents and the consideration delivered to the Sellers pursuant to this Agreement;
(d)all Cash and bank deposits;
(e)any Contract listed or described on Schedule 1.2(e) (the “Excluded Contracts”);
(f)all Employee Benefit Plans (including any pension plans and multiemployer plans) and any assets and Liabilities related thereto;

(g)all equity securities of the Sellers and of GKR-A;
(h)all Tax refunds to which the Sellers may become entitled for Seller Taxes;
(i)all bank accounts;
(j)all notes receivable held by the Sellers resulting from any promissory note or other Contract relating to the financing of the acquisition of a Timeshare Interest (the “Notes Receivable”);
(k)all assets of the Sellers not used or held for use in the conduct of the Business; and
(l)the properties and assets listed on Schedule 1.2(m).
Section 1.3    Assumption of Liabilities. At the Closing, upon the terms and subject to the conditions contained herein, the Buyer will assume, become liable for and thereafter pay and fully satisfy when due (a) the obligations of the Sellers under the Assumed Business Contracts and PHR Management Contracts (collectively, the “Assumed Contracts”) to be performed after the Closing (other than obligations relating to any pre-Closing breach of such Assumed Contracts), (b) all current liabilities of the Business Sellers set forth on Schedule 1.3 (the “Current Liabilities”) and (c) accrued and unused vacation of all Transferred Employees as of the day prior to the Closing Date (the “Assumed Vacation Liabilities” and, together with the liabilities referred to in clauses (a) and (b), the “Assumed Liabilities”). Notwithstanding anything to the contrary contained in this Agreement, any Transaction Document or any exhibit or schedule hereto or thereto, and regardless of whether such Liability is disclosed herein or therein, the Buyer will not assume, agree to pay, perform or discharge or in any way be responsible for any Excluded Liabilities.

ARTICLE II
PURCHASE PRICE

Section 2.1    Purchase Price. In consideration of the sale, transfer, assignment, conveyance and delivery of the Assets, the aggregate purchase price payable by the Buyer at the Closing shall be an amount (the “Closing Cash Amount”) equal to: $167,500,000, plus (i) the amount, if any, by which the purchase price for the acquisition of the Ground Lease Property by the Sellers from the owners thereof, plus all reasonable out-of-pocket costs incurred by the Sellers in connection therewith, exceeds $4,000,000, subject to Section 8.1(g) below (the “Ground Lease Purchase Price Excess”), plus (ii) an amount equal to (x) all unrefunded deposits and reasonable out-of-pocket expenses and costs incurred by the Sellers in connection with the preparation and development of the 25th Street Project and (y) all other reasonable out-of-pocket expenses and costs incurred by the Sellers in connection with the 25th Street Project that are approved in writing by the Buyer in advance, in each case, through the earlier of (A) the Closing Date or (B) the date on which the 25th Street Project is terminated pursuant to Section 1.1(o) (the “25th Street Project Expenses”). The Closing Cash Amount minus (i) the Final Post‑Closing Reduction, if any, plus (ii) the Final Post-Closing Addition, if any, is referred to in this Agreement as the “Purchase Price”.

Section 2.2    Closing Consideration. At the Closing, the Closing Cash Amount shall be paid by the Buyer as follows:

(a)the Buyer shall deposit an amount equal to $5,000,000 (the “Escrow Amount”) with the Escrow Agent. Such funds plus all income accrued thereon (the “Escrow Funds”) shall be maintained by the Escrow Agent to secure the Sellers’ obligations under this Agreement and shall be administered and payable in accordance with the terms of the Escrow Agreement;
(b)the Buyer shall pay to the applicable obligees of the Sellers, on behalf of the Sellers and for the Sellers’ account, the Debt Amount and Seller Transaction Expenses outstanding as of the Closing; and
(c)the Buyer shall pay to the Sellers, by wire transfer of immediately available funds to the account or accounts designated by the Sellers an amount in cash equal to the Closing Cash Amount minus the sum of (i) the Escrow Amount, (ii) the Debt Amount and (iii) the Seller Transaction Expenses outstanding as of the Closing.
Section 2.3    Purchase Price Adjustments.

(a)As soon as practicable after the Closing Date but no later than the 60th day after the Closing Date, the Buyer shall deliver to the Sellers a schedule (the “Closing Schedule”) of its calculation of (A) the book value of the Current Assets as of the Effective Time (the “Closing Current Assets”), (B) the book value of the Current Liabilities as of the Effective Time (the “Closing Current Liabilities”) and (C) the amount by which (i) the Closing Current Liabilities exceed the Closing Current Assets (the “Post‑Closing Reduction”), or (ii) the amount by which the Closing Current Assets exceed the Closing Current Liabilities (the “Post-Closing Addition”).
(b)Within 20 days after the Sellers’ receipt of the Closing Schedule, the Sellers may deliver written notice (the “Protest Notice”) of their objections to the Buyer’s calculation of the Closing Current Assets, the Closing Current Liabilities and the resulting Post-Closing Reduction or Post-Closing Addition, as applicable, and the proposed modification of the Closing Schedule, together with a written statement explaining in reasonable detail the reasons for the objections and the basis for the proposed modification. Sellers shall have the right to reasonable review and approve of the Closing Schedule and may object on any basis made in good faith. If the Sellers do not deliver such notice of objection within such 20-day period, then the Closing Schedule, and the Buyer’s calculation of the Closing Current Assets, Closing Current Liabilities and the Post-Closing Reduction or Post-Closing Addition, as applicable, as shown thereon, shall be final, conclusive and binding on the parties hereto. Any amounts not disputed in the Protest Notice (if one is delivered) shall be deemed to be accepted by the Sellers as final. Upon receipt of the Closing Schedule, the Sellers and their respective accountants will be given reasonable access to the relevant books, records, workpapers and personnel during reasonable business hours for the purpose of verifying the Closing Schedule.
(c)If the Buyer disagrees with all or any portion of the Sellers’ proposed modifications of the Closing Schedule, then the Buyer shall notify the Sellers and the Buyer and the Sellers shall negotiate in good faith to reach an agreement during the 20-day period immediately following delivery by the Sellers of the Protest Notice. If the Buyer and the Sellers reach such an agreement, such agreement shall be final, conclusive and binding on the parties hereto.
(d)If, within the 20-day negotiation period described in Section 2.3(c), the Buyer and the Sellers are unable to reach an agreement on the Closing Schedule, they shall promptly thereafter cause the Independent Accountant to review this Agreement and the disputed items or amounts for the purpose of calculating the Closing Current Assets, Closing Current Liabilities and the Post-Closing Reduction or Post-Closing Addition, as applicable. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Schedule as to which the Buyer and the Sellers have disagreed within the allowable periods set forth herein. The determination by the Independent Accountant of the disagreed amounts shall be based solely on presentations by the Buyer and the Sellers, and shall not involve the Independent Accountant’s independent review. The Independent Accountant shall deliver to the Sellers and the Buyer, as promptly as practicable, a report setting forth its calculations. Any determination by the Independent Accountant shall not be outside the range defined by the respective amounts in the Closing Schedule proposed by the Buyer and the Sellers’ proposed adjustments thereto (after giving effect to any disputed items that were resolved by the Buyer and the Sellers prior to submission to the Independent Accountant), and such determination shall be final, conclusive, binding and non-appealable upon the parties hereto. Each of the Buyer, on the one hand, and the Sellers, on the other hand, shall bear that percentage of the fees and expenses of the Independent Accountant equal to the proportion (expressed as a percentage) of the dollar value of the disputed amounts determined in favor of the other party by the Independent Accountant. For purposes of this Agreement, “Final Post-Closing Reduction” means the amount by which (i) the Closing Current Liabilities exceed the Closing Current Assets as finally determined pursuant to this Section 2.3, and “Final Post-Closing Addition” means the amount by which the Closing Current Assets exceed the Closing Current Liabilities, as finally determined pursuant to this Section 2.3.
(e)Within five (5) Business Days following the determination of the Final Post-Closing Reduction or the Final Post-Closing Addition, as applicable pursuant to this Section 2.3:
(i)    if the Purchase Price exceeds the Closing Cash Amount, the Buyer shall pay to the Sellers, by wire transfer of immediately available funds to the account or accounts designated by the Sellers, an amount in cash equal to the amount of such excess; and
(ii)    if the Purchase Price is less than the Closing Cash Amount, the Sellers shall jointly and severally be responsible for and pay to the Buyer, by wire transfer of immediately available funds to an account or accounts designated by the Buyer, an amount in cash equal to the amount of such deficit. If any amount is paid from the Escrow Amount to the Buyer with respect to any obligations of the Sellers under this Section 2.3, the Sellers shall be jointly and severally obligated to replenish the Escrow Amount by promptly depositing additional funds in the amount of any such payment into the account to be held and administered in accordance with the Escrow Agreement.
Section 2.4    Withholding Rights. The Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Sellers such amounts as it is required to deduct and withhold with respect to such payment under the Code, or any provision of any applicable Law. To the extent that amounts are so withheld by the Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Sellers in respect of which such deduction and withholding was made by the Buyer.

Section 2.5    Purchase Price Allocation. The parties hereto agree to allocate the Purchase Price (along with all other items of consideration for tax purposes and including any adjustment thereto) among the Business Sellers and PHR and among the Assets (i) that constitute Class IV assets and Class V assets (each as defined in Section 1060 of the Code) in accordance with the Independent Valuation and (ii) that constitute Class VI assets and Class VII assets (each as defined in Section 1060 of the Code), if applicable, all in accordance with the methodology set forth on Schedule 2.5. The foregoing clauses (i) and (ii) are referred to as the “Allocation Methodology”. The parties acknowledge and agree that none of the Assets shall constitute Class I Assets, Class II Assets or Class III Assets (each as defined in Section 1060 of the Code). No later than 60 days following the completion of the Buyer’s purchase accounting valuation, the Buyer shall prepare an allocation of the Purchase Price in accordance with the Allocation Methodology, which allocation (as finally determined pursuant to this Section 2.5) shall be binding upon the parties hereto. Any amendment to such allocation shall be prepared in accordance with the procedures set forth in this Section 2.5 for the initial allocation. The parties hereto shall report for Tax and other relevant purposes (and shall defend in any Tax Proceeding) the Transactions in a manner consistent with such allocation and any amendment thereto (including the preparation of Internal Revenue Service Form 8594) and not take any position inconsistent therewith. The Sellers shall timely deliver all such documents and other information as the Buyer may reasonably request in order to prepare such allocation or any amendment thereto. If the Sellers dispute an amount on the allocation prepared by the Buyer (the only permissible basis for which being that the allocation was not prepared in accordance with Schedule 2.5), the Sellers shall deliver written notice to the Buyer specifying in reasonable detail the amount in dispute and the basis for such dispute within 30 days following the delivery of the allocation prepared by the Buyer to the Sellers. Any dispute not resolved within 30 days following the Buyer’s receipt of a protest notice from the Sellers regarding the allocation prepared by the Buyer pursuant to this Section 2.5 shall be resolved in accordance with the dispute resolution procedures set forth in Section 2.3.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby jointly and severally represent and warrant to the Buyer that:
Section 3.1    Organization, Qualification and Authority and Company Records.

(a)Each Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, and is in good standing and duly qualified to do business as a foreign company in all jurisdictions where the nature of the property owned or leased by it or its use, or the nature or conduct of its business, makes such qualification necessary, except those jurisdictions in which the failure to be so qualified would not be reasonably expected to have a Material Adverse Effect. Schedule 3.1 sets forth all jurisdictions in which each Seller is qualified or licensed to do business as a foreign company. Each Seller has full right, power and authority to own, lease and operate its facilities and assets as presently owned, leased and operated and to carry on its business as it is now being conducted. Each Seller has the full right, power and authority to execute, deliver and perform this Agreement and the Transaction Documents to which such Seller is or will be a party, to consummate the Transactions and to comply with the terms, conditions and provisions of this Agreement and the Transaction Documents to which such Seller is or will be a party. The execution, delivery and performance by such Seller of this Agreement and the Transaction Documents to which such Seller is or will be a party and the consummation of the Transactions by such Seller have been duly authorized by all necessary action and, when executed and delivered, will constitute the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with their terms, subject to the Enforceability Exceptions. The name of each director and officer of each Seller is set forth opposite the position held by same on Schedule 3.1.

(b)Each Business Seller has heretofore delivered to the Buyer correct and complete copies of the organizational documents of such Business Seller as in effect on the date hereof.
Section 3.2    Capitalization and Equity Ownership. Schedule 3.2 sets forth the entire authorized equity securities and the total number of issued and outstanding membership interests and other equity securities of each Seller. Except for Persons identified on Schedule 3.2, no Person owns or holds, has any interest in, whether legal, equitable or beneficial, or has the right to purchase, any equity securities of any Seller.

Section 3.3    Subsidiaries and Associations.

(a)Except for another Seller or GKR-A, none of the Sellers (i) has any Subsidiaries, (ii) owns, directly or indirectly, any shares of capital stock of any corporation or any equity securities in any other Person and (iii) has any obligation to acquire any such shares or to make any such investment.
(b)Each Timeshare Owners’ Association is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and is in good standing and duly qualified to do business as a foreign company in all jurisdictions where the nature of the property owned or leased by it or its use, or the nature or conduct of its business, makes such qualification necessary, except those jurisdictions in which the failure to be so qualified would not be reasonably expected to have a Material Adverse Effect. Schedule 3.3(b) sets forth all jurisdictions in which each Timeshare Owners’ Association is qualified or licensed to do business as a foreign company. Each Timeshare Owners’ Association has full right, power and authority to own, lease and operate its facilities and assets as presently owned, leased and operated and to carry on its business as it is now being conducted.
Section 3.4    Absence of Default. Except as set forth on Schedule 3.4, none of the execution, delivery or performance by any Seller of this Agreement or the Transaction Documents to which such Seller is or will be a party, the consummation of the Transactions by such Seller or the operation of the Business by the Buyer immediately following the Closing in substantially the same manner in which it is operated as of the Closing will:

(a)result in the creation or imposition of any Lien upon any material Asset;
(b)violate or conflict with, or result in any breach of any term, condition or provision of, the articles of formation or operating agreement of such Seller;
(c)violate, conflict with, result in a breach of, or constitute (with or without notice or lapse of time or both) a default under, or an event which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any obligation under any material Contract, License or Permit, Debt, approval or other commitment or instrument to which such Seller is a party or by which such Seller or the Business are bound;
(d)violate, conflict with, result in a breach of, or constitute (with or without notice or lapse of time or both) a default under, any judgment, decree, order, regulation or rule of any court or regulatory authority or any other Governmental Entity applicable to such Seller or the Business; or
(e)violate or conflict with or result in a breach of any Law.
Section 3.5    Financial Statements.

(a)Attached hereto as Schedule 3.5(a) are correct and complete copies of the following financial statements (the “Financial Statements”):

(i) the audited consolidated balance sheets of OBC and its Subsidiaries as of December 28, 2014 and December 29, 2013 and the related consolidated statements of income, changes in equity, and cash flows for the years then ended;
(ii) the unaudited consolidated balance sheet of OBC and its Subsidiaries as of June 30, 2015 and the related statements of income for the six month period then ended;
(iii) the unaudited balance sheet of Vacation Rentals as of December 31, 2014 and December 31, 2013 and the related statements of income for the years then ended;
(iv) the unaudited balance sheet of Vacation Rentals as of June 30, 2015 and the related statements of income for the six month period then ended;
(v) the audited balance sheet of each of the Timeshare Owners’ Associations as of December 28, 2014 and December 29, 2013 and the related statements of income, changes in equity, and cash flows for the years then ended; and
(vi) the unaudited balance sheet of each of the Timeshare Owners’ Associations as of June 30, 2015 and the related statements of income for the four month period then ended.
(b)Except as set forth on Schedule 3.5(b), the Financial Statements present fairly in all material respects, in accordance with GAAP, the financial position and results of operations of the applicable Business Seller or Timeshare Owners’ Associations as of, and the results of its operations and cash flows for, the periods specified, except for the absence of footnotes with respect to the interim financial statements which will be subject to year-end adjustments consistent with those adjustments, none of which will be material individually or in the aggregate. Except as set forth on Schedule 3.5(b), since December 28, 2014, there has been no change in any Business Seller’s or Timeshare Owners’ Association’s reserve on accrual amounts or policies.
(c)To the knowledge of the Sellers, each Business Seller, except for Vacation Rentals, maintains a system of internal accounting controls sufficient to provide reasonable assurance in all material respects that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles (except as described in Schedule 3.5(b)) and to maintain asset and liability accountability, (iii) access to assets or incurrence of liability is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.6    Absence of Certain Changes. Except as set forth on Schedule 3.6, since December 28, 2014, PHR has not amended, cancelled, or terminated any PHR Management Contract or subjected any PHR Management Contract to any Lien or other restriction (other than Permitted Liens). Except as set forth on Schedule 3.6, since December 28, 2014, each Seller has conducted its business in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as set forth on Schedule 3.6, since December 28, 2014, no Seller has:

(a)experienced any event, circumstance or change (financial or otherwise) which has, or could reasonably be expected to have, a Material Adverse Effect;
(b)experienced any material loss, damage or destruction of or to any of the Assets;
(c)(i) increased the compensation payable by such Seller to any of such Seller’s employees, directors, independent contractors or agents, except for increases in compensation in the Ordinary Course of Business, (ii) paid or agreed to pay any severance or termination pay granted to, or entered into any employment or severance agreement entered into with, any employee or officer of such Seller or (iii) increased the benefits under, amended, terminated or instituted, any Employee Benefit Plan;
(d)adjusted or written off any accounts receivable or reduced reserves for accounts receivable outside of the Ordinary Course of Business;
(e)changed any financial reporting, Tax or accounting methods or practices employed by such Seller or changed the adopted depreciation or amortization policies, except as required by GAAP;
(f)sold, transferred, pledged, mortgaged, abandoned or otherwise disposed of any of the assets of such Seller (except, to the extent consistent with the Sellers’ past practice, inventory sold in the Ordinary Course of Business) or mortgaged, pledged or subjected any Asset to any Lien or other restriction (other than Permitted Liens);
(g)consummated a merger, consolidation, liquidation, dissolution or similar transaction or acquired the assets (other than acquisitions of Inventory, replacement parts and other operating assets in the Ordinary Course of Business) or business of any Person;
(h)sold, assigned, transferred, disposed of, or abandoned or permitted to lapse any material Licenses and Permits, Intellectual Property or other material intangible assets, or disclosed any material proprietary confidential information to any Person, or granted any license or sublicense of any rights under or with respect to any Intellectual Property;
(i)made any loans or advances to, or guarantees for the benefit of, or entered into any transaction or Contract with, any employees of such Seller or any Affiliate of such Seller;
(j)amended, cancelled, or terminated any Material Contract, or entered into any Material Contract;
(k)made or committed to make any capital expenditures that are, in the aggregate, in excess of such Seller’s capital expenditure budget as in effect on the date hereof, a complete and correct copy of which has been delivered to the Buyer;

(l)incurred any Debt other than Debt incurred in the Ordinary Course of Business under a Contract required to be set forth on Schedule 3.10(a);
(m)entered into any closing agreement or similar arrangement with respect to Taxes or any settlement of any material Proceeding for Taxes;
(n)filed any Tax Return in a manner inconsistent with past practice, amended any Tax Return, made, changed or revoked any Tax elections (other than an initial Tax election filed in the Ordinary Course of Business) or filed any claim for a material Tax refund; or
(o)entered into any Contract to do or engage in any of the foregoing.
Section 3.7    Absence of Liabilities. Except (i) as set forth on Schedule 3.7(a), (ii) Liabilities reflected on the Financial Statements and (iii) Liabilities which have arisen after June 30, 2015 in the Ordinary Course of Business (none of which result from, arise out of, relate to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, violation of Law or Proceeding), no Business Seller has any material Liabilities. Except (i) as set forth on Schedule 3.7(b) and (ii) executory obligations to be performed after the Closing in the Ordinary Course of Business arising under any PHR Management Contract (none of which result from, arise out of, relate to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, violation of Law or Proceeding), PHR has no Liabilities in respect of any of the PHR Management Contracts.

Section 3.8    Licenses and Permits. Each Seller has all material Licenses and Permits necessary for such Seller to occupy, own, use, operate and conduct its business and to occupy, own, use and operate the Assets as presently occupied, owned, used, operated or conducted, as the case may be, all of which (along with the owner, the function and the expiration and renewal date of each) are listed on Schedule 3.8, and correct and complete copies of which have previously been furnished or delivered to the Buyer. All such Licenses and Permits are valid, in force and in good standing. There is not, and since January 1, 2012, Seller has not received written or, to the knowledge of the Sellers, oral notice of, any default on the part of such Seller under any such Licenses and Permits. No written or, to the knowledge of the Sellers, oral notices have been received by such Seller with respect to (i) any actual or alleged violation of, or failure to comply with, any term or requirement of any License or Permit or (ii) any threatened, pending or possible sanction, revocation, withdrawal, termination, rescission, suspension, cancellation, modification, corrective action or limitation of, or with respect to, any License or Permit. All applications required to be filed for renewal of any such Licenses and Permits have been timely filed and all other filings required to have been made with respect to such Licenses and Permits have been duly made on a timely basis.

Section 3.9    Properties.

(a)Except as set forth on Schedule 3.9(a), each Business Seller owns good and marketable title to (or holds pursuant to valid and enforceable leases), and immediately following the consummation of the Transactions, the Buyer will own good and marketable title (or hold pursuant to valid and enforceable leases) to, all of the Business Assets, free and clear of all Liens (other than Permitted Liens). Except as set forth on Schedule 3.9(a), the Business Assets that constitute tangible property are in all material respects in good operating condition and repair (normal wear and tear excepted), are suitable for the purposes for which they are used, are not subject to any condition that materially interferes with the economic value or use thereof, and constitute all tangible property necessary to permit the Buyer to conduct the Business as generally conducted as of the date of this Agreement.
(b)Schedule 3.9(b) sets forth a list of all real property, other than Timeshare Interests, owned by any Business Seller (the “Owned Real Property”), including the street address for each Owned Real Property.
(c)Schedule 3.9(c) sets forth a list of all real property leased or subleased by any Business Seller (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), including the street address for each Leased Real Property. The applicable Business Seller is a tenant or possessor in good standing thereunder and all rents currently due under such leases have been paid.
(d)Except as set forth on Schedule 3.9(d), no Business Seller (a) has leased or licensed any of its interests in any Real Property or (b) has any obligation under any brokerage or similar arrangement with respect to any Real Property.
(e)Correct and complete copies of (a) all deeds, existing title insurance policies and surveys of or pertaining to the Real Property and (b) all instruments, agreements and other documents evidencing, creating or constituting any Liens on any Real Property have been made available to the Buyer to the extent they are in the possession of the Sellers.
(f)The Sellers presently enjoy peaceful and undisturbed possession of the Real Property sufficient for the continued conduct of the Business as presently conducted. Without limiting the foregoing, there are no pending or, to the knowledge of the Sellers, threatened eminent domain, condemnation or other similar proceedings against the Sellers or with respect to any Real Property.
(g)To the knowledge of Sellers, no Seller is in violation of any covenant, condition, restriction, easement or Governmental Order to which any Real Property is bound or subject and there are no pending or, to the knowledge of the Sellers, threatened Proceedings with respect thereto.
(h)No Seller has received written or, to the knowledge of the Sellers, oral notice of any special, general or other assessments pending against any Seller or affecting any Real Property.
(i)The Real Property (including each Resort) has rights of access to public ways and is served by water, sewer, sanitary sewer and storm drain facilities adequate to service such Resort for its respective current uses. All public utilities necessary to the full use and enjoyment of the Real Property are located either in the public right-of-way abutting such Real Property (which are connected so as to serve such Real Property without passing over the property) or in recorded easements serving such Resort for its current purposes have been completed and dedicated to public use and accepted by all Governmental Entities.
(j)Each Resort is used exclusively as a timeshare resort, hotel, whole-ownership condominium and/or other uses appurtenant and/or related thereto.
(k)The improvements on any Real Property located in an area as identified by the Federal Emergency Management Agency as an area having special flood hazards , each of which as set forth on Schedule 3.9(k), has flood insurance in the amounts set forth on Schedule 3.9(k), which amounts are commercially reasonable.
(l)All improvements on any Real Property have reserves (which reserves constitute Business Assets) that are adequate, in the Sellers’ good faith judgment based on the Sellers’ past practices in managing and operating the Assets, for foreseeable repairs and maintenance of such improvements; all information about such reserves and any reserve studies in Sellers’ possession, custody, or control have been delivered to Buyer prior to the date of this Agreement; and no Seller has received notice from any insurance company or bonding company of any defects or inadequacies in any Real Property, or any part hereof, which would materially adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond.
(m)Except as set forth on the surveys listed on Schedule 3.9(m), all of the improvements which were included in determining the appraised value of each Real Property lie wholly within the boundaries and building restriction lines of such Real Property, and no improvements on adjoining properties encroach upon such Real Property, and no easements or other encumbrances upon the applicable Real Property encroach upon any of the improvements, so as to affect the value or marketability of the applicable Real Property except those which are insured against by a title insurance policy.
(n)To the extent that the Sellers are obligated to construct common areas and amenities, the common areas and amenities appurtenant to sold Timeshare Interests, and the streets and other off-site improvements contained within the projects, have been completed or a bond insuring the completion thereof has been obtained, and such interests in such common areas are free and clear of all Liens (other than Permitted Liens).
(o)Schedule 3.9(o) sets forth the Timeshare Interests owned by the Sellers and the book value of such Timeshare Interests (as determined in a manner consistent with the methodologies and practices historically applied by the Sellers), in each case, as of June 30, 2015.
Section 3.10    Material Contracts.

(a)Schedule 3.10(a) contains a correct and complete list, as of the date of this Agreement, of the PHR Management Contracts and the following Contracts (other than Excluded Contracts) to which any Business Seller is a party or by which the Business or any of the Business Assets is otherwise bound or subject to:
(i)    all plans and Contracts providing for bonuses, pensions, options, equity purchases, deferred compensation, retirement payments, profit sharing, collective bargaining or the like, or any Contract or agreement with any labor union;
(ii)    all (A) employment Contracts, (B) other Contracts for services that require the payment of more than $100,000 annually by or to any Business Seller and (C) Contracts relating to loans by such Business Seller to any officers or employees of such Business Seller;
(iii)    all Contracts (A) that provide for any severance obligation of such Business Seller to any current or former employee or (B) that contain any change of control or similar provisions in respect of any employee, officer or director of such Business Seller;

(iv)    all Contracts for the purchase of any fixed asset, inventory or materials that involve future obligations in excess of $100,000 (other than purchase orders and sales orders entered into in the Ordinary Course of Business);
(v)    all guaranties of any obligation of any Person other than such Business Seller;
(vi)    all Contracts with respect to Debt owed to or by such Business Seller;
(vii)    all Contracts with respect to Real Property;
(viii)    all Contracts under which such Business Seller is the lessee of or holds or operates any personal property owned by any other party in excess of $100,000;
(ix)    all Contracts under which such Business Seller is the lessor of or permits any other Person to hold or operate any property, real or personal, owned or controlled by such Business Seller;
(x)    all Property Management Agreements;
(xi)    all Contracts that contain any fixed or indexed pricing, “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts;
(xii)    all Contracts containing covenants limiting the freedom of such Seller to compete in any line of business or with any other Person anywhere in the world, including any Contracts granting exclusive rights to another Person;
(xiii)    all Contracts for acquisitions or dispositions (by merger, purchase or sale of assets or equity securities or otherwise) of material assets, as to which any Seller has continuing material obligations or material rights;
(xiv)    all Contracts with any Governmental Entity;
(xv)    all Contracts pursuant to which any Business Seller leases, licenses or otherwise authorizes another Person to use, distribute, sell, resell or incorporate any Seller Intellectual Property;
(xvi)    all Contracts pursuant to which any Business Seller leases or licenses from another Person the right, or is otherwise authorized by another Person to use, distribute, sell, resell or incorporate any Seller Intellectual Property other than licenses of Commercial Software (“Third Party Licenses”);
(xvii)    all Contracts containing “key man” or “key personnel” provisions;
(xviii)    all Rental Agency Appointment Agreements;
(xix)    all material Contracts with respect to the Resorts;

(xx)    all Contracts with respect to the Timeshare Owners’ Associations, the Timeshare Documents and the Timeshare Interests;
(xxi)    all partnership, operating, joint venture or other similar Contracts that concern the sharing of profits; and
(xxii)    all other Contracts that require payment by or to any Business Seller in excess of $100,000 (the PHR Management Contracts and the Contracts described in clauses (i) through (xxii), collectively, the “Material Contracts”).
(b)None of the Material Contracts has been assigned or transferred by the applicable Seller and each is in full force and effect. Subject to the Enforceability Exceptions, each Material Contract is valid, binding and enforceable by or against such Seller, in accordance with its respective terms.
(c)No event or condition has happened or exists with respect to such Seller that constitutes a default or breach or, after notice or lapse of time or both, would constitute a default or breach by such Seller under any of the Material Contracts. To the knowledge of the Sellers, no event or condition has happened or exists with respect to any Person that constitutes a default or breach or, after a notice or lapse of time, or both, would constitute a default or breach by any Person under any of the Material Contracts. No counterparty to a Material Contract has sought to terminate or amend the terms of a Material Contract.
(d)Correct and complete copies of the Material Contracts, together with all modifications and amendments thereto, have previously been delivered to the Buyer.
Section 3.11    Environmental Matters.

(a)Except as set forth in Schedule 3.11(a), to the knowledge of the Sellers, each Business Seller is, and since January 1, 2012 has been, in compliance in all material respects with any and all Laws with respect to Hazardous Substances, pollution or protection of human health and safety (collectively, “Environmental Laws”). As used in this Section 3.11 the term “Hazardous Substances” means any hazardous or toxic substances, materials or wastes, including, without limitation, those substances, materials and wastes defined in Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) listed in the United States Department of Transportation Table (49 CFR 172.101) or by the United States Environmental Protection Agency as hazardous substances pursuant to 40 CFR Part 302, or which are regulated under any other Environmental Law.
(b)Except as set forth in Schedule 3.11(b), there is no Proceeding, written notice or demand letter or request for information pending or, to the knowledge of the Sellers, threatened, against any Business Seller under any Environmental Law. No Business Seller has received any written or, to the knowledge of the Sellers, oral notice from any Governmental Entity or other Person that alleges that any Business Seller is in material violation of any Environmental Law or has any material Liability arising under Environmental Laws relating to either the Business Sellers or any Real Property. No Business Seller is subject to any Governmental Order relating to Environmental Laws.
(c)No Business Seller has received any written or, to the knowledge of the Sellers, oral notice that it has been identified as a potentially responsible party under CERCLA or any comparable state law or that any property or facility of the Business Seller is listed or proposed for listing on the National Priorities List under CERCLA or in the Comprehensive Environmental Response, Compensation and Liability Information Systems List promulgated pursuant to CERCLA, or on any comparable list maintained by any Governmental Entity.
(d)The Business Sellers have made available to the Buyer correct and complete copies of all environmental investigations, studies, audits, tests, reviews, or other analyses by or on behalf of the Business Sellers or that are available to the Business Sellers.
Section 3.12    Litigation. Except as set forth on Schedule 3.12(a), there are no (i) Proceedings pending or, to the knowledge of the Sellers, threatened against any Seller or any current or former director or officer of any Seller in his or her capacity as such at law or in equity, or before or by any Governmental Entity or (ii) Governmental Orders applicable to or binding upon any Seller, the Assets or the Business. Schedule 3.12(b) sets forth a correct and complete list and description of all Proceedings made, filed or otherwise initiated and resolved within the past three years relating to the Sellers or the Business and the resolution thereof.

Section 3.13    Compliance with Laws.

(a)Except as set forth on Schedule 3.13(a), (i) the Sellers and the Business are, and since January 1, 2012 have been, in compliance, in all material respects, with all applicable Laws and (ii) no Seller has received any written or, to the knowledge of the Sellers, oral notice from any Governmental Entity of any ongoing, pending, active or threatened Proceedings involving any Seller or the Business with respect to any Laws.
(b)No Seller has made, and, to the knowledge of the Sellers, no director, officer, agent or employee of any Seller (or other Person acting on such Seller’s behalf) has (i) made any contribution, bribe, rebate, payoff, kickback, or other similar payment to any Person in violation of a Law, (ii) made any payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any campaign contribution made by the Seller (or made by any Person acting on the Seller’s behalf) in violation of any Law, or (iv) otherwise violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.
(c)To the knowledge of the Sellers, no portion of any Resort has been purchased with proceeds of any illegal activity. None of the funds or other assets of any Seller constitutes property of, or are beneficially owned, directly or indirectly, by any Person subject to trade restrictions under U.S. law, including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. I et seq., and any executive orders or regulations promulgated thereunder with the result that any investment in the Sellers (whether directly or indirectly), is prohibited by Law (“Embargoed Person”). No Embargoed Person has any interest of any nature whatsoever in any Seller with the result that the investment in any Seller is prohibited by law. None of the funds of any Seller have been derived from any unlawful activity with the result that any investment in the Sellers is prohibited by Law.
(d)Schedule 3.13(d) sets forth the states and countries in which, for the preceding three (3) years, (i) Timeshare Interests with respect to any Resort are being sold or marketed; (ii) any Seller has any registrations or filings related in any way to the Timeshare Interests, including, without limitation, the selling and/or marketing of any Timeshare Interests; (iii) any Seller operates any off-premises contact, or OPC, booth; (iv) any Seller directs any mail campaigns; (v) any Seller directs any e-mail campaigns; and (vi) any Seller engages in internet sales. Sellers have not within the past three (3) years engaged in any telesales or telemarketing activities with respect to the marketing and sale of Timeshare Interests. All documents used in connection with the creation of the Timeshare Interests, the sale of the Timeshare Interests and the operation of the Resort as a timeshare resort, including bylaws and rules and regulations of the applicable Timeshare Owners’ Association, the applicable Property Management Agreement, the forms of purchase contract, and all other documents used in connection with the sale of Timeshare Interests, and the operation of the Resort as a timeshare resort and the regulation, management and administration thereof comply in all material respects with all applicable Timeshare Laws. Any public offering statements and any other documents filed in relation to any registration for any Resorts or Timeshare Interests are accurate and comply in all material respects with all applicable Timeshare Laws. All Timeshare Interests were properly formed. The Sellers are the owners of the use and occupancy rights associated with such Timeshare Interests and have the right to convey such Timeshare Interest to third-party purchasers pursuant to the Timeshare Documents. The Business Sellers have made available to the Buyer correct and complete copies of the Timeshare Documents placed on file with any Governmental Entity.
(e)In the Commonwealth of Virginia and the State of North Carolina, none of the Sellers or any principals, owners, or officers thereof (“Representing Parties”) have been: (1) convicted of or pled nolo contendere to a felony or other crime involving moral turpitude, fraud or misrepresentation, land sales or investments, securities sales, campgrounds, or timeshares; (2) convicted of or pled nolo contendere to selling real estate, investments, securities, timeshares or campgrounds without a license; or (3) had a permit to sell timeshares, securities, real estate or campgrounds revoked.
Section 3.14    Employees and Benefits.

(a)The Sellers have provided (i) a correct and complete list of all of the employees of each Seller, giving name, job title, employer, current compensation paid or payable, and sick and vacation leave that is accrued but unused, (ii) correct and complete copies of any and all fringe benefits and personnel policies applicable to each Seller’s employees, (iii) the employment dates and job titles of each such person and (iv) categorization of each such person as a full-time or part-time employee of any Seller. For purposes of this paragraph, “part-time employee” means an employee who is employed for an average of fewer than 40 hours per week or who has been employed for fewer than six of the 12 months preceding the date on which notice is required pursuant to the “Worker Adjustment and Retraining Notification Act” and the regulations promulgated thereunder (collectively, “WARN”), 29 U.S.C. §2102 et seq. Except as provided in Schedule 3.14(a), no Seller is a party to any employment Contract and all of the Sellers’ employees are employed on an “at will” basis.
(b)Schedule 3.14(b)(i) lists each Employee Benefit Plan. Except as set forth on Schedule 3.14(b)(ii), each Employee Benefit Plan has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and operation with the applicable requirements of ERISA, the Code and other applicable Laws. Except as set forth on Schedule 3.14(b)(iii), no Seller has engaged, directly or indirectly, in an non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) in connection with any Employee Benefit Plan. There are no pending or, to the knowledge of the Sellers, threatened Proceedings (other than routine claims for benefits in the Ordinary Course of Business) asserted or instituted against (i) any Employee Benefit Plan or its assets, (ii) any Seller or any ERISA Affiliate with respect to any Employee Benefit Plan or (iii) any fiduciary with respect to any Employee Benefit Plan and, in each case, there are no facts upon which such a Proceeding would reasonably be expected to be brought against any of the foregoing.
(c)The Sellers have made available to the Buyer copies of (i) each written Employee Benefit Plan, as amended to the date hereof, together with audited financial statements and actuarial reports for the three most recent plan years, if any, (ii) each funding vehicle with respect to each such plan, (iii) the most recent and any other determination letter, ruling or notice issued by or filed with any Governmental Entity with respect to such plan, (iv) the Form 5500 Annual Report for the three most recent plan years, (v) the most recent summary plan description or summary of modifications and (vi) each other document, explanation or communication which describes any relevant aspect of any such plan that is not disclosed in previously delivered materials. A description of any unwritten Employee Benefit Plans, including a description of any material terms of such plan, is set forth in Schedule 3.14(c). Each Employee Benefit Plan that is intended to be a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the IRS on which it can rely and the Sellers have no knowledge of any facts or circumstances that would jeopardize such qualification.
(d)Except as set forth on Schedule 3.14(d), no Seller nor any ERISA Affiliate maintains, sponsors, contributes to, provides or has any Liability with respect to post-retirement medical benefits, post-retirement death benefits or other post-retirement welfare benefits to its current or former employees, except as required by Section 4980B of the Code and at the sole expense of the participant or the beneficiary of the participant. No Seller maintains any Employee Benefits Plan that is an “employee welfare benefit plan”, as defined in Section 1 of ERISA, that has provided any “disqualified benefit”, as defined in Section 4976 of the Code, with respect to which an excise Tax could be imposed under Section 4976 of the Code. Except as set forth on Schedule 3.14(d), no Seller nor any predecessor that operated the Business of any Seller or any ERISA Affiliate has at any time participated in or made contributions to or had any other liability with respect to, a plan which is a “multiemployer plan” as defined in Section 4001 of ERISA, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer plan” within the meaning of Code Section 413(c), a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or, except as disclosed on Schedule 5.15(d), a plan which is subject to Section 302 or Title IV of ERISA or is otherwise a defined benefit pension plan.
(e)No Employee Benefit Plan or other Contract by or to which any Seller or any ERISA Affiliate is bound or otherwise has any Liability under could reasonably be expected to require any payment or transfer of money, property or other consideration on account of or in connection with the Transactions. No payment or transfer due in connection with the consummation of the Transactions could constitute an “excess parachute payment” within the meaning of Section 280G of the Code.
(f)Each Employee Benefit Plan which is a “non-qualified deferred compensation plan”, as defined in Section 409A(d)(1) of the Code, and has been in a written form that complies with Section 409A of the Code such that it could not reasonably be expected that, in the event of an audit by the Internal Revenue Service of any Seller, any ERISA Affiliate or any individual participating in such Employee Benefit Plan, the additional Tax described in Section 409A(a)(1)(B) would be assessed against any such participant with respect to benefits due or accruing under such Employee Benefit Plan.

Section 3.15    Labor Relations.

(a)Schedule 3.15(a) contains a correct and complete list as of the date hereof setting forth (i) the names, hire dates, current compensation rates and job titles of all individuals presently employed by each Seller on a salaried basis, (ii) the names, hire dates, current compensation rates and job titles of all individuals presently employed by each Seller on an hourly or piecework basis and (iii) the names and total annual compensation for all independent contractors who render services on a regular basis to each Seller whose current annual compensation is in excess of $100,000. Except as set forth in Schedule 3.15(a), no person listed thereon has received any bonus or increase in compensation since December 28, 2014 and there has been no “general increase” in the compensation or rate of compensation payable to any employees of any Seller since December 28, 2014, nor since that date has there been any promise to the employees listed on Schedule 3.15(a) orally or in writing of any bonus or increase in compensation, whether or not legally binding, except for increases in the Ordinary Course of Business, and obligations incurred under existing Employee Benefit Plans. The Sellers have no knowledge that any employee of any Seller as of the date hereof will or may cease to be an employee because of the consummation of the Transactions.
(b)No Seller is a party to any labor Contract or collective bargaining Contact with any labor union or organization, nor are any of its employees represented by any labor union or organization. There is no pending or, to the knowledge of the Sellers, threatened, labor dispute, work stoppage, unfair labor practice complaint, grievance strike, administrative or court Proceeding or order between any Seller and any present or former employee(s) of such Seller. Except as set forth on Schedule 3.15(b), there is no pending or, to the knowledge of the Sellers, threatened, Proceeding between any Seller and any present or former employee(s) of any Seller. Except as set forth on Schedule 3.15(b), no Seller has any Liability to any labor union or organization under any collective bargaining Contract.
Section 3.16    Insurance. A correct and complete list and description, including policy numbers, carriers, risks insured, amounts of coverage, deductibles and expiration dates, of all insurance policies maintained by each Business Seller, or of any Person (other than the Sellers), including any insurance policy procured by any Timeshare Owners’ Association, for the benefit of any Seller, is set forth in Schedule 3.16, correct and complete copies of which policies, together with all amendments and modifications thereto, have previously been delivered to the Buyer. Each Resort which is currently managed by a Seller or an Affiliate thereof and which is located in a designated flood plain maintains flood insurance in an amount set forth on Schedule 3.16. Premiums due for such policies have been paid in full and no Seller is in default or breach with respect to any provision contained in any such insurance policies, nor has any Seller failed to give any notice or to present any claim thereunder in due and timely manner.

Section 3.17    Brokers’ or Finders’ Fees. No Seller has employed, or is liable for the payment of any fee to, any agent, finder, broker, consultant or similar Person in connection with the Transactions.

Section 3.18    Conflicts of Interest. Except as set forth on Schedule 3.18(a), none of the following is either a customer of any Business Seller, a supplier of goods or services to any Business Seller, or directly or indirectly controls or is an owner, director, officer, employee or agent of any corporation, firm, association, partnership or other business entity that is a competitor to the Business or a supplier of goods or services to any Business Seller: (a) any direct or indirect equityholder of any Business Seller, (b) any other director or officer of any Business Seller or any immediate family member of any such director or officer, (c) any immediate family member of any direct or indirect equityholder of any Business Seller, (d) any Person under common control with any Business Seller or controlled by or related to any direct or indirect equityholder of any Business Seller or any immediate family member of any direct or indirect equityholder of any Business Seller or (e) any Affiliate of any of the foregoing. Except as set forth on Schedule 3.18(b), no direct or indirect equityholder of any Business Seller, any Affiliate thereof or any other Affiliate of any Business Seller (i) is a party to any Contract with such Business Seller or has any material interest in any property (whether real, personal, or mixed and whether tangible or intangible) used by such Business Seller or (ii) owns (of record or as a beneficial owner), an equity interest or any other financial or profit interest in, any entity that has a material financial interest in any transaction with such Business Seller. No Business Seller is a party to any Affiliate Transaction. Except as set forth on Schedule 3.18(c), there are no accounts payable owed by any Business Seller to any Affiliate of such Business Seller or any accounts receivable owed by any Affiliate of such Business Seller to such Business Seller.

Section 3.19    Intellectual Property.

(a)Schedule 3.19(a) sets forth, for the Intellectual Property owned by each Business Seller, a correct and complete list of all U.S., state and foreign: (i) Patents issued or pending, (ii) Trademark registrations and applications for registration (including Internet domain name registrations) and material unregistered Trademarks and (iii) Copyright registrations and applications for registration, including, where applicable (i.e., not including items not subject to registration or an application for registration), the name of the registered owner, date of registration or application and name of registration body where the registration or application was made (collectively, “Registered Intellectual Property”). Each item of such Registered Intellectual Property is valid, subsisting and enforceable. All renewal and maintenance fees in respect of the Registered Intellectual Property have been duly paid and all registrations therefor are in full force and are not subject to any challenge, opposition, nullity Proceeding or interference or, to the knowledge of the Sellers, threat to commence same.
(b)Schedule 3.19(b) sets forth all material Software that is used by the Business Sellers in the conduct of the Business, other than Commercial Software.
(c)Each Business Seller has used without interruption or adverse claim during the course of operating the Business all Seller Intellectual Property, free and clear of all Liens. To Business Seller’s knowledge, no Business Seller is infringing upon or misappropriating any Intellectual Property rights of any Person and there are no pending or, to the knowledge of the Sellers, threatened Proceedings asserting that the use of Seller Intellectual Property by any of the Business Sellers infringes upon or misappropriates any Intellectual Property rights of any Person. No Business Seller has received any written or, to the knowledge of the Sellers, oral notice or allegation of invalidity, infringement, or misappropriation from any Person or Governmental Entity with respect to any Seller Intellectual Property. To the knowledge of the Sellers, no Person is infringing upon or misappropriating any Seller Intellectual Property.
(d)Except for Commercial Software and Intellectual Property that is the subject of Third Party Licenses, no Business seller is obligated to pay any continuing fees, royalties or other compensation to any Person with respect to any Seller Intellectual Property.
(e)All officers, managers, employees, consultants and contractors of each Business Seller have had such Business Seller’s employee handbook made available to them, and such employee handbook provides that all Intellectual Property arising from the services performed by such Persons constitute the property of such Seller. To the knowledge of the Sellers, no current or prior officer, manager, employee or consultant of such Business Seller claims, and such Seller is not aware of any grounds to assert a claim to, or any ownership interest in, any such Intellectual Property as a result of having been involved in the development, creation or design of such property while employed or engaged by or consulting to the Business Sellers, or otherwise.
(f)The computer software, hardware, systems, databases and information technology services used in the operation of the Business (the “Computer System”) adequately meets the needs of the Business and operations of the Business Sellers as presently conducted. Each Business Seller has arranged for disaster recovery and/or back-up data processing services adequate to meet its data processing needs and has provided a copy of the same to the Buyer. No Business Seller has suffered (i) any material failures or breakdowns in the Computer System within the past 12 months which have caused any substantial disruption or interruption in its business or (ii) to Seller’s knowledge, any unauthorized breaches of the security thereof.
Section 3.20    WARN Act. No Business Seller has incurred any Liability under WARN or any similar state or local Law, including any obligation to provide notice of a “mass layoff”, as such terms are used in WARN and such Business Seller has not taken any action that could reasonably be expected to result in any Liability under WARN or any similar state or local Law. Schedule 3.20 sets forth a correct and complete list of all employees whose employment has been terminated by each Business Seller since December 31, 2014 and the reason for the termination of each such employee’s employment with such Business Seller.

Section 3.21    Tax Returns; Taxes.

(a)Each Business Seller has duly filed in a timely manner all Tax Returns required to be filed by such Business Seller on or prior to the Closing Date. All such Tax Returns were correct and complete in all material respects. All Taxes due and owing by such Business Seller as shown on any Tax Return have been timely paid to the appropriate Governmental Entity. No Business Seller is currently the beneficiary of any extension of time within which to file any Tax Return.
(b)Each Business Seller has timely withheld and, if due, has remitted with respect to its employees, creditors, independent contractors or other third Persons all federal, state, provincial and foreign Taxes, FICA, FUTA, and other Taxes required to be withheld and/or, if due, remitted.
(c)There is no Tax deficiency or adjustment outstanding, proposed, assessed, or, to the knowledge of the Sellers, threatened, by any Governmental Entity against any Business Seller, nor has any Business Seller been notified in writing of any such deficiency or adjustment. No Business Seller has executed or requested any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.
(d)There are no rulings, subpoenas or requests for information pending with respect to any Business Seller with any Governmental Entity. No Business Seller has waived any statute of limitations in respect of Taxes of such Seller or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)No Business Seller has any Liability for the Taxes of any person under Treas. Reg. Section 1.1502‑6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(f)No Business Seller is a party to any income Tax allocation or sharing agreement. No Business Seller is or has been a member of an Affiliated Group filing a consolidated federal income Tax Return.
(g)There are no Liens for Taxes (other than Permitted Liens for Taxes not yet due and payable) upon any of the Assets.
(h)No written claim has been made during the last three (3) years by a Governmental Entity in a jurisdiction where any Business Seller does not file Tax Returns that any Business Seller is or may be subject to taxation by that jurisdiction.
(i)None of the Assets directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.
(j)No Business Seller is or has ever been a party to any “listed transaction” or “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4.
(k)The Buyer has been provided with a copy of all Tax Returns of each Business Seller for the last three tax years.
Section 3.22    Timeshare Matters.

(a)Maintenance Fees and Developer Subsidies. All homeowners’ association fees, maintenance fees and/or developer subsidies, as applicable, required to be paid by any Business Seller and which are currently due pursuant to the Timeshare Documents have been paid.
(b)Timeshare Exchange Network. To the extent the Business Sellers have entered into written agreements with Resort Condominiums International, Inc., Interval International, Inc. or other exchange networks, such Business Sellers are members and participants pursuant to validly executed and enforceable (subject to the Enforceability Exceptions) written agreements in Resort Condominiums International, Inc., Interval International, Inc. and/or other exchange networks, as applicable. The Business Sellers have paid all fees and other amounts due and owing under such agreements and are not otherwise in default in any respect thereunder.
(c)Declarant Rights. The Sellers, as applicable, have not assigned or expressly waived any rights that the Sellers may hold as declarants, developer, and/or sellers as described in the Timeshare Documents.
(d)Marketing and Sales. There are no pending or, to the knowledge of the Sellers, threatened claims of material violations of orders against the Business Sellers or any Resort by any Governmental Entity relating to the marketing or sale of Timeshare Interests.
(e)Authority to Assign and Amend. Sellers have proper authority (i) to assign the developer rights under the Timeshare Documents, (ii) to assign the Property Management Agreements, (iii) to assign the Rental Agency Appointment Agreements, and (iv) to assign the Resort

Affiliation Agreements, and No Seller has taken any action that would preclude, prevent, or prohibit Buyer from amending the Timeshare Documents to convert each Resort to a perpetual timeshare regime and remove any prohibitions on further timeshare programs.
(f)Control Period.
i.(i) The Initial Board Terms (as defined in the Timeshare Documents) for the Resorts located in Virginia are through (A) March 1, 2050 for Ocean Beach Club and Oceanaire, (B) January 1, 2050 for Boardwalk, (C) January 1, 2050 for Turtle Cay, and (D) January 1, 2025 for Beach Quarters and Sellers have done nothing to cause an earlier termination of such Initial Board Terms;
ii.For each of the Resorts located in Virginia, the Developer (as defined in the Timeshare Documents) (A) as of the date of this Agreement owns at least ten percent (10%) of the Timeshare Interests at the Resort or is the beneficiary on deeds of trust secured on at least twenty percent (20%) of the Timeshare Interests at the Resort, (B) has not affirmatively taken any action to relinquish or transfer Developer Control (as defined in the Timeshare Documents) at any of such Resorts, and (C) has not received written, or to the knowledge of the Sellers, oral notice from any Person claiming that the Developer is not entitled to Developer Control of any of such Resorts.
iii.For the Resort located in North Carolina, the Declarant (as defined in the Timeshare Documents) (A) has not conveyed seventy-five percent (75%) of the units to unit owners other than the Declarant, (B) has not failed to offer units for sale in the ordinary course of business for a period of two (2) years, and (C) has not failed to exercise a development right to add new units within two (2) years after the right last was exercised.
Section 3.23    Bank Accounts. Schedule 3.23 is a complete and correct list of each bank or financial institution in which any Business Seller has an account, safe deposit box or lockbox, or maintains a banking, custodial, trading or similar relationship, the number of each such account or box, and the names of all persons authorized to draw thereon or to having signatory power or access thereto.

Section 3.24    Corporate Names; Business Locations. Since January 1, 2012, (a) except as set forth on Schedule 3.24, no Business Seller has been known as or used any fictitious or trade names, and (b) no Business Seller has had an office or place of business other than as set forth on Schedule 3.24. No Business Seller has been the surviving corporation of a merger or consolidation other than as set forth on Schedule 3.24.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND DIAMOND

The Buyer hereby represents and warrants to the Sellers that:
Section 4.1    Organization, Qualification and Authority. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. The Buyer has the full power and authority to own, lease and operate its properties and assets as presently owned, leased and operated and to carry on its business as it is now being conducted. The Buyer has the full right, power and authority to execute, deliver and perform this Agreement and each of the Transaction Documents to which it is or will be a party and to take all actions necessary to permit or approve the actions of it taken in connection with this Agreement and the Transaction Documents to which it is or will be a party. The execution, delivery and performance by the Buyer of this Agreement and each of the Transaction Documents to which it is or will be a party and the consummation of the Transactions have been duly authorized by all necessary limited liability company action and constitute the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with their terms, subject to the Enforceability Exceptions.

Section 4.2    Absence of Default. Except as set forth on Schedule 4.2, none of the execution, delivery and performance by the Buyer of this Agreement or the Transaction Documents to which the Buyer is or will be a party or the consummation of the Transactions by the Buyer will:

(a)violate or conflict with, or result in any breach of any term, condition or provision of, the certificate of formation of the Buyer or the organizational documents of the Buyer;
(b)violate, conflict with, result in a breach or, or constitute (with or without notice or lapse of time or both) a default under, any Governmental Order applicable to the Buyer; or
(c)violate or conflict with or result in a breach of any Law.
Section 4.3    Brokers’ or Finders’ Fees. Neither the Buyer nor any of its Affiliates has employed or is liable for the payment of any fee to, any finder, broker, government official, consultant or similar person in connection with the transactions described in this Agreement.

Section 4.4    Sufficiency of Funds. At the Closing, the Buyer will have sufficient funds to pay the Purchase Price, consummate the Transactions and perform its obligations under this Agreement and the other Transaction Documents.

ARTICLE V
PRE-CLOSING COVENANTS OF PARTIES

Section 5.1    Conduct of Business. Except as expressly provided by this Agreement or as set forth in Schedule 5.1, during the period from the date hereof to the earlier of the Closing Date or the date of the termination of this Agreement in accordance with Article VIII (the “Interim Period”), each Business Seller shall (i) conduct its business in the Ordinary Course of Business and use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill and significant business relationships, (ii) cause the renovation of the Beachwoods Resort to proceed in accordance with the renovation plans and budget provided to the Buyer (the “Beachwoods Plans and Budget”), and (iii) without limiting the generality of the foregoing, not do any of the following without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed:

(a)declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination of the foregoing) in respect of, any of its capital stock or other equity securities of the Business Sellers;
(b)issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, any Assets, except (A) for sales, licenses or dispositions of properties or other assets or interests therein in the Ordinary Course of Business, (B) existing Liens securing existing Debt, (C) pursuant to Contracts in force as of the date hereof, or (D) dispositions of obsolete or worthless assets that are no longer useful in the conduct of the Business in the Ordinary Course of Business;
(c)amend any organizational documents of the Business Sellers;
(d)make any acquisition (including by merger, consolidation, stock acquisition or otherwise) of the capital stock or assets of any other Person (other than acquisitions of inventory in the Ordinary Course of Business);
(e)adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Business Sellers;
(f)except in the Ordinary Course of Business or pursuant to credit facilities or other arrangements (including intercompany arrangements) in existence as of the date hereof, incur any material amount of Debt, guarantee any material amount of Debt of any Person or issue or sell Debt securities;
(g)make or authorize capital expenditures except (A) as budgeted in the of the Business Sellers’ fiscal year 2015 plans that were made available to the Buyer prior to the date hereof, or (B) in the Ordinary Course of Business;
(h)amend, waive or modify in any material respect or terminate or fail to renew any Material Contract or enter into any Contract that would constitute a Material Contract if in effect on the date of this Agreement;
(i)amend, waive or modify in any manner materially adverse to any Business Seller any Affiliate Transaction or enter into any Contract or transaction that would constitute an Affiliate Transaction if in effect on the date of this Agreement;
(j)with respect employees to be hired by Buyer or any Affiliate of Buyer, except as required to comply with applicable Law or to comply with any Contract, including any agreement to pay stay bonuses, entered into prior to the date hereof (A) adopt, enter into, terminate or materially amend (1) any Employee Benefit Plan or (2) any other Contract or policy involving the Business Sellers and one or more of their respective current or former employees or directors that is not terminable at will, (B) increase the compensation, bonus, change of control, severance or fringe or other benefits offered by the Business Sellers other than increases in the Ordinary Course of Business, or (C) take any action to accelerate the vesting or payment of any compensation or benefit under any Employee Benefit Plan;
(k)enter into any collective bargaining Contract or other Contract with a labor union, works council or similar organization;
(l)enter into any Contract with respect to the voting or transfer of its capital stock, voting securities or other equity interests;
(m)change any Business Seller’s registered public accounting firm or implement or adopt and change in its tax or financial accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;

(n)cancel any Debt or other receivables owed to any Business Seller or waive any other rights or claims of material value, in each case, that would constitute an Asset;
(o)other than in the Ordinary Course of Business, change, in any material respect, any credit policies or policies or practices relating to the collection of receivables or payment of payables;
(p)make any changes to the underwriting standards or other credit criteria for the sale and/or financing of the sale of Timeshare Interests;
(q)change the pricing for any Timeshare Interests held for sale by any Business Seller as of the date of this Agreement or any additional Timeshare Interests held for sale by any Business Seller prior to the Closing Date; or
(r)authorize or agree or commit to take any of the foregoing actions.
PHR shall not amend, waive or modify in any material respect or terminate or fail to renew any PHR Management Contract without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed. In addition, prior to Closing, the Business Sellers shall pay all outstanding special assessments in respect of the 535 unit weeks at the Beachwoods Resort that were in default as of the date that the Business Sellers acquired the Beachwoods Resort.
Section 5.2    No Solicitation. During the Interim Period, the Sellers will not, and will not permit any of their respective equityholders, officers, employees or representatives to, directly or indirectly, (a) entertain, solicit, initiate, or encourage any Acquisition Proposals, (b) engage in negotiations or discussions concerning, or provide any non-public information to any Person in connection with, any Acquisition Proposal or (c) agree to or approve any Acquisition Proposal. As used herein, the term “Acquisition Proposal” shall mean any proposal relating to a possible (i) merger, consolidation or similar transaction involving any Seller, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of the Business or any of the Assets, (iii) issuance, sale or other disposition of (including by way of merger, consolidation, securities exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 50% or more of the votes attached to the outstanding securities of any Seller, (iv) liquidation, dissolution, or other similar type of transaction with respect to any Seller or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions. Each Seller will (x) immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and (y) disclose promptly to the Buyer any Acquisition Proposal received by any Seller or any of its equityholders, officers, employees or representatives (including reasonable detail regarding the terms of such Acquisition Proposal and the identity of the Person that submitted such Acquisition Proposal) and such Seller’s response thereto (which response shall not be made in violation of this Section 5.2).

Section 5.3    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction, including using its respective reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from

Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity; and (iii) the delivery of required notices to and the obtaining of all necessary consents, approvals or waivers from third parties under any Contracts or otherwise to the extent related to the Transaction. Without limiting the generality of the foregoing, the Sellers shall use reasonable best efforts to take, and cause to be taken, all actions necessary to obtain any consents, approvals or notices with respect to the Transactions as are required to ensure that all Assumed Business Contracts will continue in full force and effect without any change or modification after the consummation of the Transactions and all Assets will be transferred to the Buyer, in each case, as may be requested by the Buyer prior to Closing.

Section 5.4    Access to Confidential Information. During the Interim Period, each Seller will give the Buyer and its agents and authorized representatives reasonable access to all offices, facilities, books and records, officers, employees and advisors (including audit and tax working papers prepared by its independent accountants, provided that the Buyer will execute releases in customary form reasonably requested by the independent accountants if requested to do so) of the Sellers as the Buyer may reasonably request upon reasonable notice during normal business hours. Any information provided to or obtained by the Buyer pursuant to Section 5.4 shall be “Confidential Information” as defined in that certain Confidentiality Agreement dated February 24, 2015 by and between OBC and Diamond Resorts International, Inc. and shall be held by the Buyer in accordance with and be subject to the terms thereof.

Section 5.5    Notice of Events.

(a)    During the Interim Period, the Sellers shall promptly notify the Buyer in writing if there shall be (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of the representations or warranties of the Sellers contained herein had such representation or warranty been made as of the time of such event, fact or condition and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
(b)    During the Interim Period, the Buyer shall promptly notify the Sellers in writing if there shall be (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of the representations or warranties of the Buyer contained herein had such representation or warranty been made as of the time of such event, fact or condition and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
Section 5.6    Financial Statements and Reports. As promptly as practicable and in any event no later than 20 days after the end of each calendar month during the Interim Period or 45 days after the end of each fiscal quarter ending during the Interim Period, the Business Sellers will deliver to Purchaser true and complete copies of (in the case of any such fiscal year) the audited and (in the case of any such calendar month) the unaudited consolidated balance sheet, and the related audited or unaudited consolidated statements of operations, member equity and cash flows, of each Business Seller as of and for each such calendar month and the portion of the fiscal year then ended, as the case may be, together with the notes, if any, relating thereto, which financial statements shall be prepared on a basis consistent with the principles used in the preparation of the Financial Statements.

Section 5.7    Supplements to Schedules. From time to time up to the second Business Day prior to the Closing Date, the Sellers will promptly supplement or amend the schedules referred to herein and delivered pursuant to and attached to this Agreement (collectively, “Disclosure Schedules”) with respect to any matter first existing or occurring after the date of this Agreement that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or that is necessary to correct any information in such Disclosure Schedule that has been rendered inaccurate thereby. No supplement or amendment to any Disclosure Schedule will have any effect for the purpose of determining satisfaction of the conditions set forth in Article VII; provided, however, to the extent a Closing occurs, the Buyer hereby waives its right to seek a claim of a breach of representation or warranty with respect to the matters set forth or described in such supplement(s) and/or amendment(s) (the “New Matter”). Notwithstanding such waiver, unless the New Matter is specifically assumed by the Buyer in writing, such New Matter shall not be an Assumed Liability hereunder and their right to seek indemnification with respect to any Losses any Buyer Indemnified Party may incur as a result of the New Matter shall continue in full force and effect.

Section 5.8    Unsold Timeshare Interest Reporting. Within 15 days following the end of each calendar month prior to the Closing Date, the Business Sellers shall deliver to the Buyer a schedule setting forth (i) the Timeshare Interests owned by the Business Sellers as of the last day of such month and (ii) the book value of such Timeshare Interests (as determined in a manner consistent with the methodologies and practices historically applied by the Sellers).

Section 5.9    WARN Act Notice. Prior to Closing, the Business Sellers shall deliver any notices required to be provided to any employees of the Business Sellers under WARN and any similar state or local Law. The form and substance of such notices shall be mutually agreed upon by the Buyer and the Business Sellers.

Section 5.10    Commercial Time-Share Units. Prior to Closing, the Business Sellers shall deliver to the Buyer for review and approval amendments to the time-share instruments of Ocean Beach Club, Boardwalk, and Turtle Cay, and any related documents, to create and provide for commercial timeshare units comprising the current premises of the Tortugas, Ultra, and Rockfish food and beverage outlets and the current premises of the Turtle Cay retail unit. The parties will work together to complete the process for amendment of the time-share instruments prior to Closing; provided, however that such amendments shall include customary covenants regarding limitations on the use of such premises and shall otherwise be on terms and conditions reasonably satisfactory to the Buyer.

ARTICLE VI
POST‑CLOSING COVENANTS OF PARTIES

Section 6.1    Tax Matters. The following provisions shall govern the allocation of responsibility as between the Buyer and the Sellers for certain Tax matters following Closing:

(a)After the Closing, the Sellers, on the one hand, and the Buyer, on the other hand, (i) will promptly inform the other party in writing of any notice that it or he receives of any Proceeding, request for documents or information related to Taxes that could affect the Tax liability of the other party, (ii) will each provide the other party, at the other party’s reasonable expense, with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, Proceeding or determination by any taxing authority or judicial or administrative Proceeding relating to liability for Taxes, (iii) will each retain and, at the other party’s reasonable expense, provide to the other party all records and other information that may be relevant to any such Tax Return, Proceeding or determination and (iv) will each provide the other party with any final determination of any such Tax Return, Proceeding or determination that affects any amount required to be shown on any Tax Return of the other party for any period. Without limiting the generality of the foregoing, each of the Sellers will retain, until the expiration of the applicable statutes of limitation (including any extensions thereof), copies of all Tax Returns, supporting work schedules and other records relating to tax periods or portions thereof of such Seller ending on or prior to the close of the Closing Date.
(b)For all purposes under this Agreement involving the determination of Taxes (including the determination of Taxes that constitute Excluded Liabilities), in the case of Taxes that are payable with respect to any period that includes but does not end on the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible) or (z) employment, social security or other similar Taxes, deemed equal to the amount which would be payable if the taxable year ended at the close of business on the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending at the close of business on the Closing Date and the denominator of which is the number of calendar days in the entire period. The Buyer and the Sellers agree to utilize the alternate procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.
(c)Any documentary, stamp, transfer, sales, use, registration and other such Taxes and any conveyance fees, recording charges and other fees and charges (collectively, “Transfer Taxes”) shall be equally borne by the Sellers and Buyer. The Sellers shall pay all Transfer Taxes to the applicable Governmental Entity when due, and the Sellers shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and if required by applicable Law, the Buyer shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.
Section 6.2    Further Cooperation. The Buyer and the Sellers shall cooperate with each other (i) in determining whether (x) any action must be taken by or in respect of, or any filing must be made with, any Governmental Entity or (y) any actions, consents, approvals or waivers are required to be obtained under any Contracts or Licenses and Permits, in each case in connection with the consummation of the Transactions; and (ii) in taking such actions or making any such filings, in furnishing information required in connection therewith and in seeking timely to obtain any such actions, consents, approvals or waivers. Each of the parties hereto agrees that from and after the Closing Date, upon the reasonable request of any other party hereto from time to time, it or he shall execute and deliver, or cause to be executed and delivered, such further instruments and take such other actions as may be necessary or desirable to carry out the Transactions or to vest, perfect or confirm ownership of the Assets in the Buyer.

Section 6.3    Accounts Receivable.

(a)All payments and reimbursements made by any Person in the name of or to any Seller in connection with or arising out of the Assets and Assumed Liabilities after the Closing Date, shall be held by such Seller in trust for the benefit of the Buyer and, promptly, and in any event within two Business Days, after receipt by such Seller of any such payment or reimbursement, the

Sellers shall pay over to the Buyer the amount of such payment or reimbursement without right of set off, together with all corresponding notes, documentation and information received in connection therewith. After the Closing, each Seller hereby irrevocably constitutes and appoints the Buyer as its true and lawful attorney-in-fact and agent with full power of substitution to cash and collect any checks or other instruments issued in the name of or to such Seller with respect to any such payments or reimbursements.
(b)All payments and reimbursements made by any Person in the name of or to the Buyer in connection with or arising out of the Excluded Assets and Excluded Liabilities after the Closing Date, shall be held by the Buyer in trust for the benefit of the applicable Seller and, promptly, and in any event within two Business Days, after receipt by the Buyer of any such payment or reimbursement, the Buyer shall pay over to the applicable Seller the amount of such payment or reimbursement without right of set off, together with all corresponding notes, documentation and information received in connection therewith.
Section 6.4    Payment of Liabilities.

(a)After the Closing, the Sellers agree to pay in full and discharge all of the Excluded Liabilities (other than those Excluded Liabilities contested by Seller in good faith) in accordance with their stated terms, as applicable, and in a manner that is not detrimental to any relationships of the Buyer or the Business with employees, customers, suppliers, lessors or others.
(b)After the Closing, the Buyer agrees to pay in full and discharge all of the Assumed Liabilities in accordance with their stated terms (other than those Assumed Liabilities contested by the Buyer in good faith). To the extent payment of 25th Street Project Expenses are not made at Closing (due to lack of current invoices at Closing or otherwise), the Buyer agrees to promptly, and in any event within two Business Days, after receipt by the Buyer of evidence of such unpaid 25th Street Project Expenses, pay over to the applicable Seller the amount of 25th Street Project Expenses.
Section 6.5    Post-Closing Operations. From and after the Closing Date, (a) each Business Seller agrees to not, and will cause any of its or his Affiliates to not, directly or indirectly, adopt any name that is confusingly similar to, or a derivation of, its current legal name and (b) each Business Seller agrees that it will as promptly as practicable, but in any event not more than 10 days after the Closing Date, amend its organizational documents to change its name to a name that is not confusingly similar to, or a derivation of, its current legal name and file such amendments with the Secretary of State of the state of its formation and terminate or withdraw its qualification to do business, in each jurisdiction where it is currently qualified to business. The Sellers will refer to the Buyer all inquiries relating to the Business or the Assets.

Section 6.6    Non-Assignable Rights. This Agreement shall not be deemed to constitute an assignment, an attempted assignment or an undertaking to assign any Assumed Contract or any claim, right or benefit arising thereunder or resulting therefrom if consent to such assignment is not obtained and without such consent such an assignment, attempted assignment or undertaking otherwise would constitute a breach thereof or cause a loss of benefits thereunder. In the event that any such consent is not obtained on or prior to the Closing Date and the Buyer waives its right to delivery thereof under Section 7.2, each Seller shall continue to use commercially reasonable efforts to obtain such consents, shall hold such rights in trust for the benefit of the Buyer or otherwise for the exclusive use and benefit of the Buyer and shall cooperate with the Buyer in any arrangement designed to provide the Buyer with the rights and benefits (subject to the obligations) under any such rights, including exercising such rights upon the Buyer’s request and promptly remitting any amounts received pursuant thereto to the Buyer.

Section 6.7    Employee Matters. As of the Closing, each Seller shall terminate the employment of all employees of such Seller (the “Pre-Closing Employees”) and shall be solely responsible for satisfying any Liabilities that such Seller may have to the Pre-Closing Employees (other than those included as Current Liabilities) (the “Non Assumed Pre-Closing Employee Liabilities”). The Buyer shall, subject to the Buyer’s receipt of background checks satisfactory to the Buyer using the standard practices for the employees of the Buyer, offer employment as of the Closing to certain Pre-Closing Employees and such offers of employment shall be on terms and conditions and with such benefits as the Buyer shall determine (the “Transferred Employees”), and the Sellers shall assist the Buyer in its efforts to hire such employees, including by providing the Buyer with access to such employees and the personnel records of such employees, encouraging such employees to accept offers of employment from the Buyer and not taking any action which would reasonably be expected to impede, hinder, interfere or otherwise compete with the Buyer’s efforts to hire such employees. The Buyer shall deliver to the Sellers a list of those Pre-Closing Employees on or prior to the date of this Agreement. The Sellers shall be responsible for providing notices and continuation of coverage that is or may be required to be provided to each individual who is or becomes an “M&A Qualified Beneficiary”, as defined in Treasury Regulation Section 54.4980B-9, in connection with the consummation of the Transactions. Nothing herein express or implied shall be deemed to require the Buyer to employ any such person for any period of time or on any particular terms and conditions. The Buyer and the Sellers hereby acknowledge and agree that all provisions contained in this Section 6.7 are included for the sole benefit of the Buyer and the Sellers and that nothing in this Section 6.7, whether express or implied, shall create any third party beneficiary or other rights in any other Person.

Section 6.8    Completion of Beachwoods Renovation. The currently pending renovation of the 84 units and amenities at the Beachwoods Resort shall be completed in accordance with the Beachwoods Plans and Budget; provided, however, if the pending renovation is not completed at or prior to Closing, the Sellers shall be jointly and severally responsible for all costs related to such pending renovation following the Closing; provided, however, that the Sellers shall not be responsible for any such costs incurred after the Closing that are not set forth in the Beachwoods Plans and Budget.

Section 6.9    Non-Interference with Resort-Related Agreements. The Buyer shall (and shall cause its Affiliates and their employees to, and use their commercially reasonable efforts to cause the Timeshare Owners’ Associations to)(a) comply with their respective obligations under the Resort-Related Agreements, and (b) not take any action, whether in their capacity as owner, manager, or otherwise, which would reasonably be expected to impede, hinder or otherwise interfere or with the Sellers’ contractual relationships pursuant to the Resort-Related Agreements. Notwithstanding the foregoing, in no event shall the Buyer have any obligation to fund, satisfy or discharge any obligation of any Timeshare Owners’ Associations to the Sellers under any Resort-Related Agreement.

ARTICLE VII
CLOSING; CLOSING deliveries; closing conditions

Section 7.1    Closing. The Closing of the Transactions (the “Closing”) shall occur on the third Business Day following the satisfaction or waiver of the conditions set forth in this Article

VII at the offices of Katten Muchin Rosenman LLP at 525 West Monroe Street, Chicago, Illinois 60661 (the “Closing Date”) or remotely via the exchange of executed documents and other closing deliverables. The effective time of the Closing shall be deemed to be 12:01 a.m. (Eastern time) on the Closing Date (the “Effective Time”).

Section 7.2    Sellers’ Closing Deliveries. At Closing, the Sellers shall deliver, or cause to be delivered, to the Buyer the following in form and substance reasonably satisfactory to the Buyer:
(a)Assignment Documentation. Bills of sale, assignments, endorsements and other documents of title (including titles for all vehicles endorsed for transfer) and other good and sufficient instruments of conveyance and transfer, as are effective to vest Buyer with full, complete and marketable right, title and interest in and to the Assets, free and clear of all Liens (other than Permitted Liens), including assignments of all rights of declarants, developers, and/or sellers as described in the Timeshare Documents and assignments of Intellectual Property (such as a domain name assignment agreement).
(b)Deeds and Related Items. Special warranty deeds in the form of Exhibit D, in recordable form in each applicable jurisdiction pursuant to which fee simple title to all unsold Timeshare Interests, the Ground Lease Property and other acquired Real Property, free and clear of any Liens except for the Permitted Liens and the rights and obligations of an owner or member under any applicable ownership or membership plan, is conveyed from Sellers to the Buyer or its designee, and all keys to all locks related to any of the unsold Timeshare Interests and the other acquired Real Property, together with an accounting of all such keys in the possession, custody, or control of any other Person.
(c)Assignments and Assumptions of Property Management Agreements. An Assignment and Assumption of Management Agreements in the form of Exhibit E, pursuant to which all of the Sellers’ rights, title, and interest in and to each Property Management Agreement are transferred and assigned to the Buyer or its designee, and the Buyer or its designee assumes the duties and obligations thereunder.
(d)Secretary’s Certificate. A certificate of the secretary of each Seller attaching (i) certificates of good standing of such Seller, dated not more than 10 calendar days prior to the Closing Date, from the Secretary of State of the state of such Seller’s formation and from each jurisdiction in which such Seller is qualified to do business; (ii) a copy of the articles of organization of such Seller, certified by the Secretary of State of the state of its formation as of a date not more than 10 calendar days prior to the Closing Date; (iii) a correct and complete copy of the current organizational documents of such Seller; (iv) a correct and complete copy of the resolutions of the board of directors (or similar governing body) of such Seller authorizing the execution and delivery of this Agreement and the Transaction Documents to which such Seller is a party and the consummation of the Transactions; (v) a correct and complete copy of the resolutions of the equityholders of such Seller authorizing the execution and delivery of this Agreement; and (vi) incumbency and specimen signature certificates with respect to the officers of such Seller.
(e)Debt; Transaction Expenses. Customary documentation setting forth the amount of and procedure for paying off in full any Debt or Seller Transaction Expenses outstanding as of the Closing, including (i) the amount of and the procedures for paying in full any Debt or Seller Transaction Expenses outstanding as of the Closing and (ii) the agreement of each holder of such Debt that, upon receipt of a specified amount, its Debt shall be paid in full and the agreement of each applicable creditor to release all of its Liens upon the Assets and terminate all U.C.C. financing statements filed in connection therewith.
(f)Tax Certificate. A certification, dated as of the Closing Date, duly executed by each Seller certifying in accordance with Section 1445 of the Code that such Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code and such Seller is therefore exempt from the withholding requirements of said section.
(g)Escrow Agreement. The Escrow Agreement, duly executed by the Sellers.
(h)Articles of Amendment. A form of Article of Amendment to each Business Seller’s articles of organization changing its name to a name which is not similar to its current legal name and other such documents as are necessary to reflect such change in the other jurisdictions where it is qualified to do business (including the revocation of any assumed names containing such names) to be filed in accordance with Section 6.5.
(i)Restrictive Covenant Agreements. The Restrictive Covenant Agreements, duly executed by each of the Restricted Persons.
(j)Transition Services Agreement. The Transition Services Agreement, duly executed by the Sellers.
(k)Notice of Resignation. A notice of resignation from each respective Seller representative board member of the Timeshare Owners’ Associations in the form of Exhibit F, duly executed by such board members.
(l)Sub-Servicing and Collections Agreement. Sub-Servicing and Collections Agreement by and between GKR-A and Diamond Resorts Financial Services, Inc. (the “Diamond Servicer”) regarding the servicing and collection of the Notes Receivable held by GKR-A in the form of Exhibit G (the “Securitized Portfolio Servicing Agreement”), duly executed by GKR-A.
(m)Operating Leases. Lease Agreements between the Buyer and the applicable Sellers in the form of Exhibit H (the “Operating Leases”), duly executed by the applicable Sellers, for the following premises (1) 19th Street Marketing Center, (2) 25th Street OPC Marketing Office and Training Center, (3) Concierge Office at 25th Street and (4) 34th Street Discovery Center.
(n)Portfolio Agreements. The Agreements set forth on Exhibit I (the “Portfolio Agreements”), duly executed by OBC, Gold Key and GKR-A.
(o)Servicing and Collections Agreement. Servicing and Collections Agreement by and among the Business Sellers and Diamond Resorts Financial Services, Inc. regarding the servicing and collection of the Notes Receivable held by the Business Sellers in form and substance reasonably acceptable to the Business Sellers and the Buyer (the “Non-Securitized Portfolio Servicing Agreement”), duly executed by the Business Sellers.
(p)Resort-Related Agreements. The documents and instruments listed on Schedule 7.2(p) (the “Resort-Related Agreements”), duly executed by the applicable Business Seller.
(q)Other Documents. Such other documents and instruments as the Buyer shall reasonably request in order to consummate the Transactions.

Section 7.3    Buyer Closing Deliveries. At Closing, the Buyer shall deliver or cause to be delivered to the Sellers the following in a form and substance reasonably satisfactory to the Sellers:

(a)Closing Payments. The payments set forth in, and in accordance with, Section 2.2.
(b)Secretary’s Certificate. A certificate of the secretary of the Buyer attaching (i) a certificate of good standing of the Buyer, dated not more than 10 calendar days prior to the Closing Date, from the Secretary of State of the State of Maryland; (ii) a copy of the certificate of incorporation of the Buyer; and (iii) a correct and complete copy of the resolutions of the board of directors or similar governing body of the Buyer authorizing the execution and delivery of this Agreement and the Transaction Documents to which the Buyer is a party and the consummation of the Transactions.
(c)Escrow Agreement. The Escrow Agreement, duly executed by the Buyer and the Escrow Agent.
(d)Assumption Agreement. An agreement pursuant to which the Buyer assumes the Assumed Liabilities.
(e)Transition Services Agreement. The Transition Services Agreement, duly executed by the Buyer.
(f)Operating Leases. The Operating Leases, duly executed by the Buyer.
(g)Portfolio Agreements. The Portfolio Agreements, duly executed by the Buyer.
(h)Sub-Servicing and Collections Agreement. The Securitized Portfolio Servicing Agreement, duly executed by the Diamond Servicer.
(i)Servicing and Collections Agreement. The Non-Securitized Portfolio Servicing Agreement, duly executed by the Diamond Servicer.
(j)Resort-Related Agreements. The Resort-Related Agreements, duly executed by the Buyer or other Affiliate of the Buyer that is a party thereto.
(k)Other Documents. Such other documents and instruments as the Sellers shall reasonably request in order to consummate the transactions described in this Agreement and the Transaction Documents.
Section 7.4    Conditions to the Parties’ Obligations. The respective obligations of each party hereto to effect the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)No Restraints. No Law or Governmental Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Agreement or making the consummation of the Transactions illegal (a “Restraint”).

(b)No Proceedings. There shall be no pending or threatened Proceeding against the Buyer or any Seller or any of their respective Affiliates involving any challenge to, or seeking relief (monetary or otherwise) in connection with, the Transactions that could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, the Transactions.

Section 7.5    Conditions to the Obligations of the Sellers. The obligation of the Sellers to consummate the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Sellers):

(a)Representations and Warranties. The representations and warranties of the Buyer contained in Article IV shall be true and correct in all respects (disregarding any “material”, “Material Adverse Effect” or “Material Adverse Change” qualifiers contained therein) as of the Closing with the same force and effect as though made on and as of the Closing, except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect on the ability of the Buyer to consummate the Transactions.
(b)Performance. The Buyer shall have performed and complied, in all material respects, with all agreements, obligations, covenants and conditions required by this Agreement and the Transaction Documents to be so performed or complied with by the Buyer at or prior to the Closing.
(c)Officer’s Certificate. The Buyer shall have delivered to the Sellers a certificate, dated as of the Closing Date, executed by an officer of the Buyer, certifying the fulfillment of the conditions specified in Sections 7.5(a) and (b) hereof.
(d)Independent Valuation. The Sellers shall have received the Independent Valuation that provides for an aggregate value of the Class IV assets and Class V assets of the Sellers of no more than the Asset Value Threshold.
(e)Closing Deliverables. The Buyer shall have delivered the items set forth in Section 7.3.
Section 7.6    Conditions to the Buyer’s Obligations. The obligation of the Buyer to consummate the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Buyer):

(a)Representations and Warranties. The representations and warranties of the Sellers contained in Article III shall be true and correct in all material respects (disregarding any “material”, “Material Adverse Effect” or “Material Adverse Change” qualifiers contained therein) as of the Closing with the same force and effect as though made on and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), except for the Special Representations, which shall be true and correct in all respects.
(b)Performance. Each Seller shall have performed and complied, in all material respects, with all agreements, obligations, covenants and conditions required by this Agreement and the Transaction Documents to be so performed or complied with by such Seller at or prior to the Closing; provided, however that the covenants set forth in Section 6.8 shall be complied with in the manner in which they are drafted.
(c)Officer’s Certificate. Each Seller shall have delivered to the Buyer a certificate, dated as of the Closing Date, executed by an officer of such Seller, certifying the fulfillment of the conditions specified in Sections 7.6(a) and (b).
(d)No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, and no circumstance shall exist, that would reasonably be expected to result in a Material Adverse Effect.
(e)Closing Deliverables. The Sellers shall have delivered the items set forth in Section 7.2.

ARTICLE VIII
TERMINATION

Section 8.1    Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date:

(a)at any time, by mutual written agreement of the Sellers and the Buyer;
(b)by the Buyer or the Sellers, upon notice to the other parties, if the Transactions have not been consummated on or prior to March 31, 2016, or such later date, if any, as the Buyer and the Sellers may agree upon in writing (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section ý8.1(b) shall not be available to any party whose breach of any provision of this Agreement results in or causes the failure of the Transactions to be consummated by the Outside Date;
(c)by either the Buyer or the Sellers if any Restraint shall be in effect; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a party if such Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement;
(d)by the Sellers, if (i) the Buyer has breached or failed to perform any of its covenants or other agreements contained in this Agreement or any Transaction Document to be complied with by it such that the closing conditions set forth in Sections 7.5(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Buyer contained in this Agreement or any Transaction Document such that the closing condition set forth in Section 7.5(a) would not be satisfied, and in the case of both (i) and (ii) above, such failure to perform or breach is not cured within 30 days after receipt of written notice thereof from the Sellers or is incapable of being cured by the Buyer by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any Seller if any Seller is in breach of any representation or warranty or has failed to perform any of its covenants or other agreements contained in this Agreement or any Transaction Document;
(e)by the Buyer, if (i) any Seller has breached or failed to perform any of its covenants or other agreements contained in this Agreement or any Transaction Document to be complied with by it such that the closing condition set forth in Section ý7.6(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of any Seller contained in this Agreement or any Transaction Document such that the closing condition set forth in Section ý7.6(a) would not be satisfied, and in the case of both (i) and (ii) above, such failure to perform or breach is not cured within 30 days after receipt of written notice thereof from the Buyer or is incapable of being cured by such Seller by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to the Buyer if the Buyer is in breach of any representation or warranty or has failed to perform any of its covenants or other agreements or contained in this Agreement or any Transaction Document;
(f)by the Sellers no later than the tenth (10th) Business Day following the delivery of the Independent Valuation to the Sellers if the appraisal of the Class IV assets and Class V assets of the Sellers set forth therein exceeds the Asset Value Threshold; or
(g)by the Buyer if (i) the purchase price for the acquisition of the Ground Lease Property by the Sellers from the owners thereof, as agreed to by the Sellers, plus all costs incurred in connection therewith, exceeds $4,000,000, and (ii) the Sellers have not agreed to waive their right to the Ground Lease Purchase Price Excess within five days after receipt of a written request from the Buyer to so waive such right.
Section 8.2    Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Transactions pursuant to Section 8.1, this Agreement shall become void and there shall be no liability on the part of any Party, other than the provisions of this Section ý8.2 and Article XI (to the extent applicable) which will each survive any termination of this Agreement; provided, however, that nothing herein will relieve any party from any liability for any breach by such party of its covenants or agreements set forth in this Agreement occurring prior to such termination. A party’s right to terminate this Agreement is in addition to, and not in lieu of, such party’s rights under Section 11.14 and any other legal or equitable rights or remedies which such party may have under this Agreement, at law or in equity.

ARTICLE IX
SURVIVAL OF PROVISIONS AND INDEMNIFICATION

Section 9.1    Indemnification by the Sellers. The Business Sellers shall, jointly and severally, promptly indemnify, defend, and hold harmless the Buyer, its Affiliates and each of their respective directors, managers, members, officers, equity holders, successors and permitted assigns (the “Buyer Indemnified Parties”) from and against any and all losses, costs, expenses, liabilities, obligations, demands, claims, actions, causes of action, assessments, damages, deficiencies, judgments, fines or expenses, including, without limitation, interest, penalties, reasonable fees and expenses of attorneys, accountants and other consultants and experts and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Losses”), which any Buyer Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, arising out of or resulting from, directly or indirectly:

(a)any breach of any representation or warranty contained in Article III of this Agreement;

(b)any nonfulfillment or breach of any covenant or agreement on the part of any Seller under this Agreement or any Transaction Document; or
(c)any Excluded Liability.
Section 9.2    Indemnification by the Buyer and Diamond. The Buyer shall promptly indemnify, defend, and hold harmless each Seller, its Affiliates and each of their respective directors, managers, members, officers, equity holders, successors and permitted assigns (the “Seller Indemnified Parties”) from and against any and all Losses which any Seller Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of, directly or indirectly:

(a)any breach of any representation or warranty of the Buyer contained in Article IV of this Agreement;
(b)any nonfulfillment or breach of any covenant or agreement on the part of the Buyer under this Agreement or any Transaction Document; or
(c)any Assumed Liability.
Section 9.3    Limits on Indemnification.

(a)Survival of Provisions. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing and continue in full force and effect (i) in the case of the representations and warranties set forth in Sections 3.1 (Organization, Qualification and Authority and Company Records), 3.9(o) (Unsold Timeshare Interests), 3.17 (Brokers’ or Finders’ Fees), , 4.1 (Organization, Qualification and Authority) and 4.3 (Brokers’ or Finders’ Fees), indefinitely; (ii) in the case of the representations and warranties set forth in Sections 3.14 (Employees and Benefits) and 3.21 (Tax Returns; Taxes), until 30 days following the expiration of the statute of limitations with respect to the matter of such representations and warranties; and (iii) in the case of all other representations and warranties, until 18 months following the Closing Date. The representations and warranties identified in clauses (i) and (ii) of the immediately preceding sentence are referred to herein as the “Special Representations”. Notwithstanding any implication to the contrary contained in this Agreement, so long as any party delivers written notice of a claim to another party hereunder no later than the applicable limitation date, the Indemnifying Party shall be required to indemnify the Indemnified Party as provided in this Article IX for all Losses (subject to the limitations in this Section 9.3) that the Indemnified Party may incur in respect of the matters that are the subject of such claim, regardless of when incurred, and such claim may be pursued, until the final resolution of such claim in accordance with the provisions of this Article IX.
(b)The Sellers’ indemnification obligations to the Buyer Indemnified Parties under Section 9.1(a) will not commence unless and until the Losses incurred by all the Buyer Indemnified Parties as a result thereof equal or exceed, in the aggregate, an amount equal to $837,500 (the “Deductible”), at which time the Sellers shall be obligated to indemnify the Buyer Indemnified Parties for all Losses incurred by all the Buyer Indemnified Parties in excess of the Deductible.
(c)The Buyer’s indemnification obligations to the Seller Indemnified Parties under Section 9.2(a) will not commence unless and until the Losses incurred by all Seller Indemnified Parties as a result thereof equal or exceed, in the aggregate, the Deductible, at which time the Buyer shall be obligated to indemnify the Seller Indemnified Parties for all Losses incurred by all Seller Indemnified Parties in excess of the Deductible.
(d)The aggregate amount required to be paid by the Sellers under Section 9.1(a) shall not exceed $15,000,000 (the “Cap”).
(e)The aggregate amount required to be paid by the Buyer under Section 9.2(a) shall not exceed the Cap.
(f)Notwithstanding anything to the contrary contained herein, Section 9.3(b), Section 9.3(c), Section 9.3(d) and Section 9.3(e) shall not apply to Losses in connection with, incident to, resulting from or arising out of, directly or indirectly, any fraud or any breach of a Special Representation, and such Losses shall not be counted for purposes of determining whether the Cap has been met or exceeded.
(g)All Losses shall be net of any actual recovery from any third party, and the failure to pursue recovery from a third party may be a defense of Sellers against Losses, including any insurance recovery or payment from a third party for indemnity, contribution, or other similar payment, after giving effect to any applicable deductible or retention, net of any premium increase resulting from any such claims, and net of any costs, fees or other expenses incurred in connection with the collection of such amounts; provided, however, that no Indemnified Party shall be required, as a condition to recovery from an Indemnifying Party under this Agreement, to pursue any recovery for Losses from any third party.
(h)Each Indemnified Party shall (and shall cause its Affiliates to) use such efforts to mitigate Losses for which indemnification is provided under this Article IX as may be required under applicable Law.
(i)No Seller Indemnifying Party shall be responsible for any Losses suffered by a Buyer Indemnified Party to the extent that such Losses are a financial obligation of any Timeshare Owners’ Association in the ordinary course of business.
(j)Except as set forth in Section 11.14, the indemnification provisions set forth in this Article IX are the exclusive remedy of the parties hereto for breaches of the representations and warranties and covenants contained in this Agreement; provided, however, nothing in this Agreement (including this Section 9.3) shall limit or restrict any Indemnified Party’s right (x) to maintain or recover any amounts in connection with any action or claim based upon fraud or (y) obtain equitable relief.
Section 9.4    Rules Regarding Indemnification. The obligations and liabilities of each party which may be subject to indemnification liability hereunder (the “Indemnifying Party”) to the other party (the “Indemnified Party”) shall be subject to the following terms and conditions:

(a)Third-Party Claims. The Indemnified Party shall give prompt written notice to the Indemnifying Party of any claim by a third party (a “Third Party Claim”) which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Article IX, stating the nature of said claim and the amount thereof, to the extent known; provided, however, that the failure to provide such prompt written notice shall in no event impair the rights of the Indemnified Party or limit the obligations of the Indemnifying Party except to the extent that such failure prejudices the Indemnifying Party’s ability to defend the claim. The Indemnified Party shall give notice

(including copies of any writings received) to the Indemnifying Party that pursuant to the indemnity, the Indemnified Party is asserting against the Indemnifying Party a claim with respect to a potential Loss from the third party claim, and such notice shall constitute the assertion of a claim for indemnity by the Indemnified Party. So long as the Indemnifying Party provides notice to the Indemnified Party within 30 days after receiving notice of such Third Party Claim, the Indemnifying Party shall have the right to assume the defense at its expense so long as a condition precedent to the Indemnifying Party’s right to assume control of such defense, the Indemnifying Party must first furnish the Indemnified Party with reasonable evidence that the Indemnifying Party is and will be able to satisfy any such Liability; and provided, however, that the Indemnifying Party shall not have the right to assume control of such defense or to select counsel if the Third Party Claim which the Indemnifying Party seeks to assume control of (A) seeks non-monetary relief; (B) involves criminal allegations; or (C) involves matters that the Buyer reasonably believes, if determined adversely, would have a material adverse effect on the business of the Buyer or any of its Affiliates or the assets of the Buyer or any of its Affiliates. An Indemnifying Party’s delivery of a notice assuming the defense of a Third Party Claim shall constitute an acceptance of its obligation hereunder to indemnify the Indemnified Party with respect to any Losses, if any, resulting from the subject Third Party Claim. So long as such defense is being conducted, the Indemnified Party shall not settle or admit liability with respect to the claim and shall afford to the Indemnifying Party and defending counsel reasonable assistance in defending against the claim. If the Indemnifying Party assumes the defense as permitted hereby, counsel shall be selected by such party and if the Indemnified Party then retains its own counsel (which shall be reasonably acceptable to the Indemnifying Party), it shall do so at its own expense. If the Indemnifying Party does not assume the defense as permitted hereby or is not permitted to assume the defense, the Indemnifying Party may participate in (but not control) the defense of such Third Party Claim at its own expense.
(b)The Indemnifying Party agrees that it will not, without the prior written consent of the Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim relating to the matters contemplated hereby unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such Third Party Claim, the Indemnifying Party admits in writing its liability to hold the Indemnified Party harmless from and against any Losses arising out of such settlement and concurrently with such settlement the Indemnifying Party pays the full amount of all Losses to be paid by the Indemnifying Party in connection with such settlement.
Section 9.5    Payment. Payments of all amounts owing by an Indemnifying Party under this Article IX shall be made promptly upon a final settlement among the Indemnifying Party and the Indemnified Party or upon a final adjudication determined by a court of competent jurisdiction in accordance with this Article IX that an obligation is owing by the Indemnifying Party to the Indemnified Party. Any payment that is not made within 10 days of the determination that such obligation is owing shall bear interest at a rate of eight percent (8%) per annum, or, if less, the maximum rate permitted by applicable Laws. In addition, the Indemnifying Party shall reimburse the Indemnified Party for any and all actual and reasonable costs or expenses of any nature or kind whatsoever (including reasonable attorneys’ fees) incurred as the prevailing party in seeking to collect payment under this Article IX, and no limitation in Section 9.3(b)-(e) of this Article IX shall apply to such reimbursement or to any interest paid or to be paid pursuant to this Section 9.5.

Section 9.6    Materiality Qualifiers. For purposes of determining the amount of Losses arising from such a breach for which the Buyer Indemnified Parties or Seller Indemnified Parties are entitled to indemnification under Section 9.1(a) or Section 9.2(a), the representations and warranties made by the parties hereto in this Agreement or any other Transaction Document shall be construed as if any qualification or limitation that is based on materiality (including, without limitation, all usages of “material”, “Material Adverse Effect” or similar qualifiers) were omitted from the text of such representation, warranty or covenant.

Section 9.7    Purchase Price Adjustment. Any indemnification received under this Article IX shall be treated by the Buyer, the Sellers and their respective Affiliates, to the extent permitted by Laws, as an adjustment to the Purchase Price unless a Final Determination (defined below) causes any such amount not to constitute an adjustment to the Purchase Price for federal tax purposes. The term “Final Determination” shall mean (i) any final determination of liability in respect of a Tax that, under applicable Laws, is not subject to further appeal, review or modification through Proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations) or (ii) the payment of Tax by the Buyer or the Sellers, whichever is responsible for payment of such Tax under applicable Law, with respect to any item disallowed or adjusted by a taxing authority, provided that such responsible party or parties determine(s) that no action is required to be taken to recoup such payment and the other party agrees in writing.

ARTICLE X
DEFINITIONS
Section 10.1    Definitions.
(a)    For purposes hereof, the following terms when used herein shall have the respective meaning set forth below:
“25th Street Project” means the proposed acquisition and development by the Sellers of the project located at 25th Street and Atlantic Avenue in Virginia Beach, Virginia.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. As used herein, the term “control” means: (i) the power to vote at least 50% of the voting power of a Person, or (ii) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.
“Affiliate Transaction” means a Contract or transaction between any Business Seller, on the one hand, and any officer or director of such Business Seller, any direct or indirect equityholder of such Business Seller or any Affiliate of such officer, director or such equityholder, on the other hand (other than salary or other compensation or benefits under Employee Benefit Plans of such Business Seller paid or payable in the Ordinary Course of Business to employees of such Business Seller, in each case, in consideration for bona fide services performed by such employees).
“Affiliated Group” means an affiliated group as defined in Section 1504(a) of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).
“Asset Value Threshold” means $43,684,000, based upon the aggregate values set forth in (i) the report by Duff & Phelps Corp. as of July 15, 2015 and (ii) the Buyer’s internal model (based upon the projected inventory levels provided by the Sellers) dated as of August 13, 2015.
“Assets” means, collectively, the Business Assets and the PHR Management Contracts.

“Business Day” means a day other than Saturday, Sunday or a public holiday on which banks are authorized or required to be closed under the laws of the State of Virginia.
“Cash” means (a) cash and cash equivalents held by the Sellers determined in accordance with GAAP, minus (b) any outstanding checks, debts, wire transfers and debit transactions made, issued, written or drawn on any account of the Sellers outstanding as of Closing that have not been deducted from cash.
“Code” means the Internal Revenue Code of 1986, together with the rules and regulations promulgated thereunder, in each case, as amended.
“Commercial Software” means commercially available software programs generally available to the public which have been licensed to any Seller pursuant to non-negotiable “click-wrap,” “click to download,” “browsewrap” or “shrink-wrap” end-user licenses.
“Contracts” means, with respect to any Person, any contracts, commitments, purchase orders, mortgages, instruments, indentures, sales orders, licenses, leases and other agreements or arrangements, whether written or oral, to which such Person is a party or by which such Person or any of its assets are bound.
“Debt” means, with respect to any Person, all Liabilities (i) for borrowed money, whether current or funded, short-term or long-term, secured or unsecured, (ii) for the deferred purchase price of any property or services (other than, with respect to any Business Seller, trade accounts payable included as Current Liabilities), (iii) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (iv) secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or Lien, (v) under leases which shall have been or are required to be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (vi) in respect of bankers’ acceptances or letters of credit, (vii) secured by Liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (viii) with respect to interest rate swaps, collars, caps and similar hedging obligations, (ix) in respect of all present, future or contingent obligations of such Person existing as of the Closing under deferred pay-out, earn-out or other similar arrangements in connection with the purchase of any business or entity, (x) with respect to any Business Seller, for any indebtedness or any other obligations of such Business Seller owed to any equityholder of such Business Seller or any of such equityholder’s Affiliates or to any other Affiliate of any Business Seller, (xi) with respect to any Business Seller, for any indebtedness or any obligation of such Business Seller incurred for the personal benefit of any equityholder of any Business Seller or any of such equityholder’s Affiliates or any other Affiliate of such Business Seller, (xii) all obligations which are directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, (xiii) interest, principal, prepayment penalty, Tax, premiums, fees, or expenses, to the extent due or owing in respect of those items listed in clauses (i) through (xii) above, whether resulting from their payment or discharge or otherwise and (xiv) all refinancings of any of the foregoing obligations.
“Debt Amount” means the aggregate amount necessary to pay off and discharge in full all Debt of the Business Sellers as of the Closing, whether or not such Debt is actually paid off or discharged.
“Declaration” means the declaration in furtherance of a plan for subjecting a Resort to a condominium and/or timeshare form of ownership, as applicable and as amended and supplemented from time to time, which declaration contains covenants, restrictions, easements, charges, liens and including, without limitation, provisions regarding the identification of Timeshare Interests and the common areas and the regulation and governance of the real property comprising such Resort as a timeshare regime, each as itemized on Schedule 10.1(a).
“Employee Benefit Plan” means any of the following (whether written, unwritten or terminated) which any Seller or any ERISA Affiliate has at any time sponsored or maintained, or to which any Seller or any ERISA Affiliate has at any time made contributions, or with respect to which any Seller or any ERISA Affiliate has had any other Liability (contingent or otherwise) at any time: (a) any “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, including, without limitation, any medical plan, life insurance plan, short-term or long-term disability plan, dental plan, and sick leave; (b) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, without limitation, any excess benefit, top hat or deferred compensation plan or any nonqualified deferred compensation or retirement plan or arrangement or any qualified defined contribution or defined benefit plan; or (c) any other plan, policy, program, arrangement or agreement which provides employee benefits or benefits to any current or former employee, dependent, beneficiary, director, independent contractor or like person, including, without limitation, any severance agreement or plan, personnel policy, vacation time, holiday pay, service award, moving expense reimbursement programs, tool allowance, safety equipment allowance, material fringe benefit plan or program, bonus or incentive plan, option, restricted security, bonus or deferred bonus plan, salary reduction, change-of-control or employment agreement (or consulting agreement with a former employee).
“Enforceability Exceptions” means, with respect to enforcement of the terms and provisions of this Agreement or any Transaction Document, (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (ii) the effect of general principles of equity, including general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a Proceeding in equity or at law).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means all Persons which are treated as being a single employer or under common control with any Seller or any ERISA Affiliate under Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means U.S. Bank N.A.
“Escrow Agreement” means that certain Escrow Agreement, by and between the Buyer, the Sellers and the Escrow Agent in the form attached hereto as Exhibit A.
“Excluded Liabilities” means any Liability of any Seller (other than the Assumed Liabilities), including, without limitation, any Liabilities for, or directly or indirectly, arising out of or relating to (including any costs and expenses incurred in connection with any claim arising out of or relating to any such Liability): (i) Debt or Seller Transaction Expenses; (ii) any Seller Taxes; (iii) any claims of any equityholder of any Seller or any Affiliate, heir, beneficiary, successor or assign of such equityholder or any former equityholder of any Seller or any of its Affiliates, against any Seller or the Buyer as successor or transferee to such Seller; (iv) the Excluded Assets; (v) any matters that are or should be set forth on Schedule 3.12(a) or (b); (vi) any violations of or obligations under any Laws relating to acts, omissions, circumstances or conditions to the extent existing or arising (whether then known or unknown) on or prior to the Closing Date, whether or not such acts, omissions, circumstances or conditions constituted a violation of any Laws as then in effect; (vii) any claims of any current or former employee or contractor of any Seller including (a) compensation, bonus, commission, severance, termination, vacation, pension and other payments and benefits (including post-retirement benefits, payroll expenses and any Liability for termination of, any collective bargaining Contract or pension plan), whether owing under any severance policy, and employment Contract, collective bargaining

Contract, any Employee Benefit Plan or otherwise (other than the Assumed Vacation Liabilities), (b) personal injury, worker’s compensation or disability claims allegedly arising during employment or engagement by any Seller or any of its Affiliates (regardless of when such claim is made or asserted), (c) equity-based awards or any profit sharing, equity appreciation right or phantom equity awards or (d) under WARN or any similar state or local Law; (viii)  obligations under any Excluded Contract; (ix) any Liability of any Seller in respect of any pension fund or any Employee Benefit Plan maintained by or contributed to by any Seller or any ERISA Affiliate (whether a single employer plan or multiemployer plan); and (x) all costs, fees, expenses and other Liabilities incurred in connection with the renovation of the Beachwoods Resort (other than costs, fees and expenses incurred in connection with the renovation of the Beachwoods Resort after the Closing that are not set forth in the Beachwoods Plans and Budget).
“GAAP” means United States generally accepted accounting principles in effect from time to time, consistently applied consistent with the past practices of the Business Sellers.
“GKR-A” means Gold Key Resorts 2014-A, LLC, a Delaware limited liability company.
“Governmental Entity” means any foreign, federal, state, municipal or local government court, tribunal, department, authority, program, plan, agency, office, bureau, board, directorate, commission, official, division, political subdivision, tribunal or other instrumentality of any government, whether foreign, domestic, federal, state, municipal or local or any other similar body or organization exercising governmental power or authority.
“Governmental Order” means any order, judgment, ruling, injunction, decree, writ, stipulation, determination, directive, assessment or award entered or issued by any Governmental Entity.
“Ground Lease Property” means the property described in that certain Ground Lease, among J. Randolph Cannon, Aralanta Ayres Cannon and OBC (as successor in interest to Beach Motel Corporation), dated November 13, 1957, as amended, modified and extended.
“Independent Accountant” means the New York City office of Ernst &Young LLP, or such other recognized accounting firm mutually agreed upon by the Buyer and the Sellers, or, failing such agreement, selected by JAMS; provided, however, that the Independent Accountant may not have, or have had in the three years prior to the date of this Agreement, been engaged by any of the Sellers or the Buyer.  If such office of Ernst & Young LLP is unable to serve as the Independent Accountant and the Buyer and the Sellers fail to reach agreement on another recognized accounting firm to serve as the Independent Accountant within 10 days following the determination that such office of Ernst & Young LLP is unable to serve as the Independent Accountant, then the parties will jointly engage the JAMS to select the Independent Accountant, in accordance with the JAMS Comprehensive Arbitration Rules to make such election.
“Independent Valuation” means one or more reports prepared by Duff & Phelps Corp. containing an appraisal of the Class IV assets and Class V assets of the Sellers.
“Intellectual Property” means intellectual property, confidential information and proprietary information, in any and all medium, including digital, and in any jurisdiction, including, without limitation, all U.S. and foreign (a) trademarks, service marks, trade names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (b) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (c)  registered and unregistered copyrights (including those in Software or in the content and information contained on any web site or social media site), rights of publicity, and all registrations and applications to register the same (“Copyrights”); (d) trade secrets, technology, technical information, know-how, inventions, data processes, formulae, algorithms, models, specifications, standard operating procedures and methodologies (“Trade Secrets”); (e) internet domain names, web sites, mobile applications, uniform resource locators and interfaces; and (f) Software.
“Knowledge” or “knowledge”, means (a) with respect to the Sellers, the actual knowledge of Bruce Thompson, Bob Howard, Brian Carson, Bucky Houser, and Lee Westnedge, and (b) with respect to the Buyer, Howard Lanznar, Jared Finkelstein, and Haseeb Ashraf.
“Law” means any international, multinational, foreign, federal, state, local or municipal law, rule, statute, constitution, treaty, regulation, judgment, injunction, principle of common law, order, directive, ordinance, code, decree, opinion having the force of law or other restriction of any Governmental Entity or any Governmental Order.
“Liabilities” means any indebtedness (including, without limitation, any Debt), liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, known, unknown, perfected, inchoate, unliquidated or otherwise, due or to become due).
“Licenses and Permits” means all permits, licenses, accreditations, certifications, certificates of need, approvals, consents, notices, waivers, qualifications, filings, accreditations, orders, concessions, franchises, exemptions and authorizations by or of, or registrations with, any Governmental Entity or accreditation body, including, without limitation, vehicle and business licenses and registrations required under Timeshare Laws.
“Liens” means any claims, liens, charges, options, preemptive rights, mortgages, deeds of trust, hypothecations, assessments, pledges, encumbrances, claims of equitable interest or security interests of any kind or nature whatsoever.
“Material Adverse Effect” means any event, change, development, or effect that individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the Business, the Assets, or the financial condition or results of operations of the Business, taken as a whole, or (b) the ability of the Sellers to perform their respective obligations under this Agreement or the Transaction Documents or to consummate the Transactions; provided, however, that none of the following events, circumstances, conditions, facts, changes, effects, developments or other matters shall be deemed, either alone or in combination, to constitute a Material Adverse Effect: (i) any change or effect resulting from or arising out of the announcement of this Agreement or the pendency of the Transactions; (ii) any change or effect resulting from or arising out of actions required to be taken or required not to be taken by the Sellers under this Agreement; (iii) any change or effect resulting from or arising out of general economic conditions in the United States or globally, including changes in the credit, debt, capital or financial markets, or out of any acts of war, terrorism, military actions or the escalation thereof; (iv) any change or effect affecting generally the industries or markets in which the Sellers conduct business, or (v) any changes in applicable Laws, including Tax laws, or accounting rules or principles, including changes in GAAP, in each case, after the date of this Agreement; provided, however, that the events, changes, developments or effects described in clauses (ii) through (iv) shall be considered in determining whether a “Material Adverse Effect” has occurred to the extent any such event, change, development or effect disproportionately affects the Business or Assets, taken as a whole, relative to other participants in the industry in which Business is conducted.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice.
“Permitted Liens” means any Liens for (i) Taxes not yet due and payable or for Taxes being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been made on the

Financial Statements, (ii) statutory or contractual encumbrances of landlords, carriers, warehousemen, mechanics and materialmen and other similar encumbrances imposed by applicable Law in the Ordinary Course of Business that are not material to the business, operations and condition of the property (real or personal) of the Sellers so encumbered and that are not resulting from a breach, default or violation by the Sellers of any Contract or Law, for sums not yet due and payable; (iii) amounts consistent with past experience on personal property leased under operating leases; (iv) amounts consistent with past experience incurred or made in connection with workmen's compensation, unemployment insurance and other social security benefits; and (v) easements, rights of way, declarations of covenants, and other similar title documents and restrictions (if any) affecting any Seller’s interests in any real property to be conveyed pursuant to this Agreement which are recorded in the public land records as of the date of this Agreement.
“Person” means an individual, sole proprietorship, general partnership, limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or Governmental Entity.
“Proceedings” means any action, suit, claim, arbitration, audit, assessment, hearing, investigation, civil investigative demand, inquiry, litigation or suit by or before any Governmental Entity or arbitrator.
“Property Management Agreements” means the management agreements entered into by and between a Timeshare Owners’ Association and PHR, pursuant to which the Timeshare Owners’ Association has appointed PHR as property managing agent for the applicable property and PHR provides managerial, maintenance and administrative functions on the terms and conditions set forth therein.
“Rental Agency Appointment Agreements” means the management agreements entered into by and between one or more Timeshare Owners’ Associations and Vacation Rentals, pursuant to which the Owners’ Association has appointed Vacation Rentals as rental managing agent for the applicable property and Vacation Rentals provides managerial, maintenance and administrative functions on the terms and conditions set forth therein.
“Resort” means, individually and collectively, as applicable, each or all of the condominium, Timeshare Interest ownership and/or time-share projects consisting of: (i) Beach Quarters Resort, located on the oceanfront at 5th Street and Atlantic Avenue in Virginia Beach, Virginia, as set forth in the Condominium Instrument for Beach Quarters dated January 2, 1984 and recorded in the Clerk’s Office of the Circuit Court of the City of Virginia Beach, Virginia in Deed Book 2334, at page 1316, as amended and supplemented from time to time, the initial Time-Share Instrument for Beach Quarters dated February 21, 1990 and recorded in the Clerk’s Office of the Circuit Court of Virginia Beach, Virginia in Deed Book 2891, at page 2023, as amended and supplemented from time to time, and the First Amended and Restated Time-Share Instrument for Beach Quarters dated May 30, 1997 and recorded in the Clerk’s Office of the Circuit Court of Virginia Beach, Virginia in Deed Book 3753, at page 8136, as amended and supplemented from time to time; (ii) Boardwalk Resort Hotel and Villas, located on the oceanfront at 16th Street and Atlantic Avenue in Virginia Beach, Virginia, as set forth in the Time-Share Instrument for Boardwalk dated May 18, 2001 and recorded in the Clerk’s Office of the Circuit Court of Virginia Beach, Virginia in Deed Book 4437, at page 821, as amended and supplemented from time to time; (iii) Turtle Cay Time-Share Project, located on the oceanfront at 6th Street and Atlantic Avenue in Virginia Beach, Virginia, as set forth in the Time-Share Instrument for Turtle Cay dated June 11, 1997 and recorded in the Clerk’s Office of the Circuit Court of Virginia Beach, Virginia in Deed Book 3758, at page 1636, as amended and supplemented from time to time; (iv) Ocean Beach Club, located at 3401 Atlantic Avenue in Virginia Beach, Virginia, as set forth in the Time-Share Instrument for Ocean Beach Club dated May 14, 2004 and recorded in the Clerk’s Office of the Circuit Court of Virginia Beach, Virginia as Instrument Number 2004070800104883, as amended and supplemented from time to time; (v) Oceanaire Resort Tower, located on the oceanfront at 34th Street and Atlantic Avenue in Virginia Beach, Virginia, as set forth in the Time-Share Instrument for Ocean Beach Club dated July 1, 1997 and recorded in the Clerk’s Office of the Circuit Court of Virginia Beach, Virginia in Deed Book 3758, Page 1636, and (vi) Beachwoods Resort, located at 1 Cypress Knee Trail, Kitty Hawk, North Carolina 27949. The term “Resort” or “Resorts” includes, among other things, the Timeshare Interests in the respective Resorts, and the appurtenant exclusive rights to use Resort Units in one or more buildings or phases and all appurtenant or related properties, amenities, facilities, equipment, appliances, fixtures, easements, licenses, rights and interests.
“Resort Unit” means, with respect to each Resort, one living unit in a building incorporated into the Resort pursuant to the Declaration, if applicable, together with all related or appurtenant interests in services, easements and other rights or benefits, as described and provided for in the Timeshare Documents.
“Restrictive Covenant Agreements” means, collectively, the Restrictive Covenant Agreements between the Buyer, on the one hand, and each of the Restricted Persons, on the other hand, in the form attached hereto as Exhibit B.
“Restricted Persons” means Bruce L. Thompson and Edmund C. Ruffin and each Seller.
“Seller Intellectual Property” means the Intellectual Property held for use, used, sold, distributed or licensed in or by the Business.
“Seller Taxes” means any Taxes (a) imposed on any Business Seller, (b) arising in connection with the Transactions; or (c) relating to the Business or the Assets for all periods (or portions of periods) ending on or before the Closing Date.
“Seller Transaction Expenses” means (i) all fees, costs, expenses and obligations of the Sellers incurred in connection with the negotiation, documentation and consummation of the Transactions, including all fees, expenses, disbursements and other similar amounts paid to attorneys, financial advisors, accountants or other advisors; (ii) all payments required to obtain third party consents in connection with the consummation of the Transactions; and (iii) all change of control, severance, bonus or similar payments due by any Seller to any Person under any plan, agreement or arrangement of any Seller, which obligation, in each case, is payable or becomes due as a result of the consummation of the Transactions, including all Taxes that are payable by such Seller in connection with the payment of such obligation.
“Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing.
“Subsidiary” or “Subsidiaries” means, with respect to any Person of which (i) if a corporation, 50% or more of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a fifty percent (50%) or more of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a fifty percent (50%) or more ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated fifty percent (50%) of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary.
“Tax” (and, with correlative meaning, “Taxes”) means any U.S. or foreign, federal, state, provincial, municipal or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, occupancy, ad valorem, premium, goods and services, windfall profit, environmental, customs, duties, real property, personal property, escheat or unclaimed property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts (whether disputed or not) in respect of the foregoing; the foregoing shall include any transferee, successor or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included or required to be included) in any Tax Returns relating thereto.
“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax and any affiliated, consolidated, combined, unitary or similar return.
“Timeshare Owners’ Associations” means, collectively, Beach Quarters Unit Owners Association, a non-incorporated association, Beach Quarters Time-Share Owners Association, a Virginia nonstock corporation, Boardwalk Villas Owners Association, a Virginia nonstock corporation, Turtle Cay Time-Share Owners Association, a Virginia nonstock corporation, Ocean Beach Club Owners Association, a Virginia nonstock corporation, and Beachwoods Condominium Association, Inc., a North Carolina statutory condominium association.
“Timeshare Documents” means the Declaration governing a Resort, the articles of incorporation and bylaws, rules and regulations for a Timeshare Owners’ Association, and any registration statement required under any Timeshare Laws approving the establishment and operation of the Resorts and the sales of Timeshare Interests.
“Timeshare Interest” means a timeshare interest however denominated or defined in the applicable Timeshare Documents, pursuant to which timeshare use rights are created, together with all rights, benefits, privileges and interests appurtenant thereto, including an ownership interest or use right in the appurtenant common elements.
“Timeshare Laws” means the provisions of any applicable Laws now or hereafter enacted, applicable to the establishment and operation of the Resorts and the sales, marketing, and financing of Timeshare Interests.
“Transaction Documents” means the agreements, documents, certificates and instruments to be delivered pursuant to or in connection with this Agreement, including, without limitation, the Restrictive Covenant Agreements, the Escrow Agreement, the Portfolio Agreements, the Securitized Portfolio Servicing Agreement and the Non-Portfolio Servicing Agreement.
“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.
“Transition Services Agreement” means the Transition Services Agreement among the Sellers and the Buyer, in the form attached hereto as Exhibit C.

(b)    Cross Reference Table. The following terms are defined elsewhere in this Agreement in the Sections set forth below:

Term:	Section:
25th Street Project Expenses	2
Accounts Receivable	1.1(a)
Agreement	Preamble
Allocation Methodology	3
Asset Value Threshold	7.5(d)
Assumed Business Contracts	1.1(d)
Assumed Contracts	1
Assumed Liabilities	1
Assumed Vacation Liabilities	1
Beachwoods Plans and Budget	5
Business	Recitals
Business Assets	1
Business Seller	Preamble
Buyer	Preamble
Buyer Indemnified Parties	9.1(a)
Cap	9.3(d)
CERCLA	3.11(a)
Closing	7
Closing Cash Amount	2
Closing Schedule	2.3(a)
Computer System	3.19(f)
Current Assets	1.1(p)
Current Liabilities	1
Deductible	9.3(b)
Diamond Servicer	7.2(l)
Disclosure Schedule	6
Effective Time	7
Embargoed Person	3.13(c)
Environmental Laws	3.11(a)
Excluded Assets	1
Excluded Contracts	1.2(e)
Final Determination	10
Final Post-Closing Addition	2.3(d)
Final Post-Closing Reduction	2.3(d)
Financial Statements	3.5(a)
Gold Key	Preamble
Ground Lease Purchase Price Excess	2
Hazardous Substances	3.11(a)
Indemnified Party	9

Indemnifying Party	9
Interim Period	5
Leased Real Property	3.9(c)
Losses	9
Material Contracts	3.10(a)
New Matter	6
Non-Assumed Pre-Closing Employee Liabilities	7
Non-Securitized Portfolio Servicing Agreement	7.2(o)
Notes Receivable	1.2(j)
OBC	Preamble
Operating Leases	7.2(m)
Outside Date	8.1(b)
Owned Real Property	3.9(b)
Part-time employee	3.14(a)
PHR	Preamble
PHR Management Contracts	1
Portfolio Agreements	7.2(n)
Post-Closing Employees	7
Post-Closing Addition	2.3(a)
Post-Closing Reduction	2.3(a)
Protest Notice	2.3(b)
Purchase Price	2
Real Property	3.9(c)
Registered Intellectual Property	3.19(a)
Resort-Related Agreements	7.2(p)
Restraint	7.4(a)
RPI	Preamble
Securitized Portfolio Servicing Agreement	7.2(l)
Seller Indemnified Parties	9
Sellers	Preamble
Special Representations	9.3(a)
Third Party Claim	9.4(a)
Third Party Licenses	3.10(a)
Transfer Taxes	6.1(c)
Transferred Employees	7
Vacation Rentals	Preamble
WARN	3.14(a)
ARTICLE XI
MISCELLANEOUS

Section 11.1    Assignment; Successors; No Third Party Beneficiaries. No party hereto may assign any rights or delegate any obligations under this Agreement without the prior written consent of the other parties, and any prohibited assignment or delegation will be null and void; provided, however, that nothing in this Agreement shall, or is intended to limit, the ability of the Buyer to assign its rights or delegate its responsibilities, liabilities and obligations under this Agreement, in whole or in part, without the consent of the other parties hereto to (i) any Affiliate of the Buyer; (ii) any purchaser of all or substantially all of the assets or equity securities of the Buyer or any Subsidiary thereof; or (iii) lenders to any of the Buyer or any Subsidiary thereof as security for borrowings, at any time whether prior to or following the Closing Date. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns and any Person entitled to indemnification under Article IX. This Agreement is not intended to, nor shall it, create any rights, remedies, obligations or liabilities in any Person other than the parties hereto and their respective successors and assigns and any Person entitled to indemnification under Article IX.

Section 11.2    Expenses. The Sellers, on the one hand, and the Buyer, on the other hand, will each bear their own costs and expenses incurred in connection with this Agreement and the Transaction Documents and to consummate the Transactions. All costs and expenses incurred by the Sellers in connection with this Agreement and the Transaction Documents and to consummate the Transactions shall be Seller Transaction Expenses and shall be paid by the Sellers in accordance with this Agreement.

Section 11.3    Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given: (i) if delivered personally, upon receipt; (ii) if sent by email, on day of transmission by email; and (iii) if delivered by overnight courier, on the Business Day after mailing. Any such notice shall be sent as follows:

If to the Sellers, to:	with a copy to:
c/o Gold Key Resorts 300 32nd Street, Suite 400 Virginia Beach, Virginia 23451 Attention: Email:	Baker & Hostetler LLP 200 South Orange Avenue, Suite 2300 Orlando, Florida 32801 Attention: Robert H. Gebaide Email: rgebaide@bakerlaw.com

If to the Buyer, to:	with a copy to:
10600 West Charleston Blvd. Las Vegas, Nevada 89135 Attention: General Counsel Email: notices@diamondresorts.com	Katten Muchin Rosenman LLP 525 West Monroe Street, Suite 1900 Chicago, Illinois 60661 Attention: Peter A. Siddiqui Email: peter.siddiqui@kattenlaw.com

Section 11.4    Confidentiality; No Publicity. No publicity release or announcement concerning this Agreement or the Transactions shall be made without advance written approval thereof by the parties hereto. Notwithstanding the foregoing, (i) each party hereto may release such information that is required of them pursuant to any Law; provided that such releasing party shall, prior to such release, promptly inform the other parties in writing regarding the requirement and content of such release; (ii) the Buyer and its Affiliates shall be permitted to disclose this Agreement and the Transaction Documents to the Securities and Exchange Commission, the New York Stock Exchange and any other Governmental Entity or self-regulatory organization; provided that the Buyer shall, prior to such disclosure, promptly inform the Sellers in writing regarding the content of such disclosure, and (iii) the Buyer can disclose this Agreement and information related to the Transactions to its Affiliates and their respective investors and financing sources.

Section 11.5    Controlling Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware, without reference to its choice of law provisions which would apply to the laws of another state.

Section 11.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO. THE PARTIES HERETO EACH AGREE THAT ANY AND ALL SUCH CLAIMS AND CAUSES OF ACTION SHALL BE TRIED BY THE COURT WITHOUT A JURY. EACH OF THE PARTIES HERETO FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY SUCH LEGAL PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED.

Section 11.7    Venue; Submission to Jurisdiction.

(a)    Except as for all disputes, claims, or controversies arising out of Section 2.3 or Section 2.5 (which disputes, claims, or controversies shall be resolved exclusively as set forth in Section 2.3 and Section 2.5), all disputes, claims, or controversies arising out of or relating to this Agreement or any of the other Transaction Documents or the Transactions or the negotiation, validity or performance hereof or thereof that are not resolved by mutual agreement shall only be brought exclusively in the Court of Chancery of the State of Delaware (including the appropriate appellate courts therefrom), or in the event (but only in the event) that such court has no jurisdiction over such disputes, claims, or controversies, any federal court of the United States located in the State of Delaware (including the appropriate appellate courts therefrom). Each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction of such courts to resolve all such disputes, claims or controversies and further consents to the jurisdiction of such courts for the purposes of enforcing the provisions of Sections 2.3 and 2.5. The parties hereto agree that a judgment in any such dispute may be enforced in other jurisdictions by Proceedings on the judgment or in any other manner provided by Law.
(b)    Each party hereto further irrevocably waives any objection to any proceeding before such courts based upon lack of personal jurisdiction or to the laying of venue in such courts and further irrevocably and unconditionally waives and agrees not to make a claim in any court that any proceeding before such courts has been brought in an inconvenient forum. Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given hereunder. Each of the parties hereto hereby agrees that its submission to jurisdiction and its consent to service of process by mail are made for the express benefit of the other parties hereto. The parties agree and intend that the pendency of a proceeding pursuant to Sections

2.3 or 2.5 of this Agreement shall not preclude the ability of any party to bring an action under this Section 11.7 with respect to any dispute or controversy to which this Section 11.7 applies.
Section 11.8    Headings. Any table of contents and paragraph headings in this Agreement are for convenience of reference only and shall not be considered or referred to in resolving questions of interpretation.

Section 11.9    Partial Invalidity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted, (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such invalid or unenforceable provision and (c) there shall be automatically substituted for such invalid or unenforceable provision a provision as similar as possible which is valid and enforceable.

Section 11.10    Waiver. Neither the failure nor any delay on the part of any party hereto in exercising any rights, power or remedy hereunder shall operate as a waiver thereof, or of any other right, power or remedy; nor shall any single or partial exercise of any right, power or remedy preclude any further or other exercise thereof, or the exercise of any other right, power or remedy. No waiver of any of the provisions of this Agreement shall be void unless it is in writing and signed by the party against which it is sought to be enforced.

Section 11.11    Counterparts; Electronic Delivery. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. This Agreement and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission (including .pdf files), shall be treated in all manner and respects and for all purposes as an original agreement or instrument.

Section 11.12    Interpretation. (a) All references to “dollars” or “$” shall be to U.S. dollars. Unless the context otherwise requires, (b) all references to Articles, Sections, Schedules or Exhibits are to Articles, Sections, Schedules or Exhibits contained in or attached to this Agreement, (c) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (d) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (e) the use of the word “including” in this Agreement shall be by way of example rather than limitation and (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”. The Disclosure Schedules are integral parts of this Agreement and are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. Nothing in a Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, unless such Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail, including by express cross-reference to another Disclosure Schedule. Without limiting the generality of the foregoing, the mere listing, or inclusion of a copy, of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein, unless the representation or warranty is being made as to the existence of the document or other item itself. Further, it is acknowledged by the parties that this Agreement has undergone several drafts with the negotiated suggestions of both; and, therefore, no presumptions shall arise favoring either party by virtue of the authorship of any of its provisions or the changes made through revisions. The use of the phrases

“furnished”, “made available” or “provided to” when referring to information and materials provided to the Buyer shall be deemed satisfied solely to the extent such information and materials were uploaded to (and made accessible to the Buyer and its representatives) the Gold Key Dataroom on or before the second Business Day immediately preceding the date of this Agreement.

Section 11.3    Entire Agreement; Amendment. This Agreement, including the Exhibits and Schedules hereto, constitutes the entire agreement between the parties hereto with regard to the matters contained herein and it is understood and agreed that all previous undertakings, negotiations, letter of intent and agreements between the parties are merged herein. The Buyer acknowledges that they have relied on no representation or warranty, written or oral, other than as explicitly set forth in this Agreement, and the schedules attached hereto. This Agreement may only be modified or amended by an agreement in writing signed by the Buyer and the Sellers.

Section 11.14    Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Buyer, on the one hand, or any Seller, on the other hand, of any of the their respective covenants or obligations set forth in this Agreement, the Buyer, on the one hand, and the Sellers, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other(s) (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement (without posting any bond or other security). Notwithstanding the foregoing, it is explicitly agreed that the right of the Sellers to seek an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer’s obligation to pay the Purchase Price and to consummate the Closing shall be subject to the requirements that (i) the conditions to the Closing set forth in Section 7.4 and Section 7.6 have been satisfied, (ii) the Buyer fails to pay, on the third Business Day following the satisfaction or waiver of such conditions, the amounts required to be paid by the Buyer pursuant to Section 2.2 and (iii) the Sellers have irrevocably confirmed to the Buyer in writing that, if the amounts required to be paid pursuant to Section 2.2 are paid in accordance therewith, the Sellers are ready, willing and able to consummate the Closing. The Buyer and each Seller hereby expressly waive any objections to the availability of specific performance as a remedy available to any party. Any and all remedies herein expressly conferred hereby upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party (including the right to sue for damages), and the exercise by a party of any one remedy will not preclude the exercise of any other remedy in accordance with this Agreement. Each party hereby waives any provision of Law to the extent that such provision would limit or restrict the agreement contained in this Section 11.14.

Section 11.15    Waiver of Bulk Sales Laws. The parties hereto hereby waive compliance in connection with the Transactions with the provisions of Article 6 of the Uniform Commercial Code as adopted in states where any of the Assets are located, and any other applicable bulk sales laws, in effect as of the date of the Closing.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first above written.
OCEAN BEACH CLUB, LLC

By:    BQTS Associates, Inc.,
its manager

By: /s/ Robert M. Howard
Name: Robert M .Howard
Title: Chief Investment Officer

GOLD KEY RESORTS, LLC

By: Ocean Beach Club, LLC, its sole member
By:    BQTS Associates, Inc.,
its manager

By: /s/ Robert M. Howard
Name: Robert M. Howard
Title:    Chief Investment Officer

PROFESSIONAL HOSPITALITY RESOURCES, INC.

By: /s/ Robert M. Howard
Name: Robert M. Howard
Title: Chief Investment Officer

VACATION RENTALS, LLC

By: Professional Hospitality Resources, Inc., its sole member

By: /s/ Robert M. Howard
Name: Robert M. Howard
Title: Chief Investment Officer

RESORT PROMOTIONS, INC.

By: OCEAN BEACH CLUB, LLC, its sole member

By:    BQTS Associates, Inc.,
its manager

By: /s/ Robert M. Howard
Name: Robert M. Howard
Title: Chief Financial Officer

DIAMOND RESORTS CORPORATION

By: /s/ Howard Lanznar
Name: Howard Lanznar
Title: Executive Vice President and Chief Administrative Officer